Total Wet Shave
Units and Value

53%
Personal Care Products

47%
Household Products

INVESTING in GROWTH

YEAR OF INVESTMENT


Energizer
Holdings, Inc.
NET SALES
in billions

2011 Annual Report

ENERGIZER HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

Energizer Holdings, Inc. is a consumer goods company operating globally in the broad categories of personal care and household products. The Personal Care Division offers a diversified range of consumer products in the wet shave, skin care, feminine care and infant care categories with well-established brand names such as Schick®, Wilkinson Sword® and Personna® men's and women's shaving systems and disposable razors; Edge® and Skintimate® shave preparations; Playtex® tampons, infant feeding, Diaper Genie® and gloves; Banana Boat® and Hawaiian Tropic® sun care products; and Wet Ones® moist wipes. The Household Products Division offers consumers a broad range of portable power solutions and lighting products, anchored by the universally recognized Energizer® and Eveready® brands. With distribution in more than 160 countries, the Company markets its products throughout most of the world. Energizer is traded on the NYSE under the ticker symbol ENR.

YEAR ENDED SEPTEMBER 30, *(in millions, except per share data)*	2011	2010	2009	2008	2007
NET EARNINGS					
Net Earnings, excluding inventory write-up	**$ 265.6**	$ 403.0	$ 300.1	$ 345.8	$ 321.4
Acquisition inventory write-up, net of taxes[(a)]	**(4.4)**		(2.3)	(16.5)	
Net Earnings	**$ 261.2**	$ 403.0	$ 297.8	$ 329.3	$ 321.4
DILUTED EARNINGS PER SHARE					
Net Earnings, excluding inventory write-up	**$ 3.78**	$ 5.72	$ 4.76	$ 5.87	$ 5.51
Acquisition inventory write-up, net of taxes[(a)]	**(.06)**		(0.04)	(0.28)	
Net Earnings	**$ 3.72**	$ 5.72	$ 4.72	$ 5.59	$ 5.51
Diluted Weighted-average Shares Outstanding	**70.3**	70.5	63.1	58.9	58.3
FREE CASH FLOW[(b)]					
Operating Cash Flow	**$ 412.5**	$ 652.4	$ 489.2	$466.5	$ 445.3
Capital Expenditures	**(98.0)**	(108.7)	(139.7)	(160.0)	(88.6)
Free Cash Flow	**$ 314.5**	$ 543.7	$ 349.5	$ 306.5	$ 356.7

In addition to its earnings presented in accordance with generally accepted accounting principles (GAAP), Energizer has presented certain non-GAAP measures in the table above, which it believes are useful to readers in addition to traditional GAAP measures. These measures should be considered as an alternative to, but not superior to or as a substitute for, the comparable GAAP measures.

(a) Earnings are presented with and without the impact of a write-up on inventory acquired through the purchase of American Safety Razor in fiscal 2011, the purchase of Edge® and Skintimate® shave preparation brands in 2009 and the purchase of Playtex Products, Inc. in 2008. GAAP requires inventory to be valued at fair market value less the cost of disposal and a profit allowance for the selling effort, as opposed to its historical manufacturing cost. As a result, there was an allocation of purchase price to acquired inventory in 2011, 2009 and 2008. 2011 includes a charge of $7.0 million, pre-tax, or $4.4 million, after-tax, relating to higher than historical manufacturing cost. 2009 includes a charge of $3.7 million, pre-tax, or $2.3 million, after-tax, related to higher than historical manufacturing cost. 2008 includes a charge of $27.5 million, pre-tax, or $16.5 million, after-tax, related to higher than historical manufacturing cost. Inventory value and cost of product sold for all product manufactured after the acquisition date are based upon actual production costs, as dictated by GAAP. Energizer believes presenting earnings excluding the inventory write-up is useful to investors as an additional basis for comparison to the prior and subsequent periods.

(b) Free cash flow is defined as net cash provided by operating activities net of additions to property, plant and equipment. The Company views free cash flow as an important indicator of its ability to repay debt, fund growth and return cash to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures, since the Company has certain non-discretionary obligations, such as debt service, that are not deducted from the measure.


NET SALES
in billions
2011 $4.65
2010 $4.25
2009 $4.00
2008 $4.33
2007 $3.37
EARNINGS PER SHARE
2011 $3.72
2010 $5.72
2009 $4.72
2008 $5.59
2007 $5.51

To Our Shareholders

Investing to create growth and make Energizer a stronger company has been business as usual since we became an independent company in 2000. We have made acquisitions that brought us market leading brands and formed the basis of our Personal Care Division. We have generated organic growth through both innovation and geographic expansion. We have continued to innovate, creating new products that consumers love. We have invested to increase our operating efficiency and have focused on strengthening our balance sheet. And throughout our eleven-year history as a public company, we have maintained our strategic discipline despite volatile economic conditions and competitive challenges.



Ward M. Klein
Chief Executive Officer



In little more than 11 years, Energizer has transformed itself from a battery company with $1.9 billion in annual sales to a diversified consumer goods company with more than $4.6 billion in sales, a compound annual revenue growth rate of more than 8 percent. And we are not just larger but also stronger, with a well balanced portfolio, powerful brands and strong international operations. We have expanded into the fast growing personal care space, and our Personal Care segment now contributes slightly more than half of the company's sales and profits. Furthermore, through both organic growth and acquisitions, we have a portfolio of brands that are No. 1 or No. 2 in market share positions.

2011 – Year of Investment

We labeled 2011 the "Year of Investment" to reaffirm our willingness to make investments important to Energizer's future in the midst of economic uncertainty. In 2011, those investments included:

- The global launch of Schick Hydro®, a new wet shave system that gives us a new platform for growth;
- The restructuring of our battery operations, which increased our manufacturing efficiency and simplified our business model; and
- The acquisition of American Safety Razor (ASR), which made us a leader in private-label razors and added manufacturing capacity.

SEGMENT BREAKDOWN

Sales


53%
Personal Care Products
47%
Household Products

Profit


50%
Personal Care Products
50%
Household Products

INVESTING *in* BRANDS

A major focus of our Year of Investment was the continuing roll-out of Schick Hydro®, a new shaving system with technological innovations that are redefining the wet shave category. Our distribution build was our fastest ever, with the April 2010 debut of Hydro in the United States closely followed by launches in Japan in August 2010 and in major Western European markets in October 2010.



U.S. MARKET SHARE

12.5%

7.7%

52 weeks ending 04/03/2010


52-weeks ending 10/29/11

Men's Systems
Value Share

Source: Nielsen Scantrack, Total U.S. FDMx.

HYDRO MARKET LAUNCH

THIRD QUARTER	FOURTH QUARTER	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
USA	JAPAN	FRANCE	AUSTRALIA	SWITZERLAND	BENELUX
CANADA		GERMANY	NEW ZEALAND	AUSTRIA	SINGAPORE
		UK	TAIWAN	SPAIN	

These investments had a significant impact on our 2011 results, but we believe they make us a stronger competitor in increasingly challenging markets, which should deliver benefits going forward and lead to a return to meaningful earnings growth.

The Global Launch of Schick Hydro® A major focus of our Year of Investment was the continuing roll-out of Schick Hydro, a new shaving system with technological innovations that are redefining the wet shave category. Our distribution build was our fastest ever, with the April 2010 debut of Hydro in the United States closely followed by launches in Japan in August 2010 and in major Western European markets in October 2010.

The magnitude of the investment in the Hydro launch is reflected in our spending on advertising and promotion, which was 11.3 percent of net sales (11.9 percent excluding ASR) as compared to 10.3 percent of net sales in 2009. Consumers who try Hydro generate repeat rates that are the strongest we have ever experienced in the wet shave market. And the positive reception to Hydro is driving market share gains for Schick wet shave products. In the U.S., Schick's value market share of men's systems has increased nearly five share points, and our total manual shave value market share has increased 1.5 points since the Hydro launch.* Schick Hydro is more than a product, it is a growth platform we expect to leverage with product add-ons, just as we did with Quattro® following its introduction in 2003.

We continue to roll out Hydro in new markets, with recent launches in Austria, Switzerland and Spain. By fiscal-year end, we had launched Hydro for men in all of our major markets.

Restructuring Our Battery Operations The restructuring of our battery manufacturing operations included closing an alkaline production facility in Switzerland and a carbon zinc product facility in the Philippines, and reducing production capacity in other locations. Total restructuring costs for the fiscal year were $79 million, most of which was related to manufacturing capacity rationalization.

The restructuring improves our positioning in a market with declining unit sales and intensifying competition. It is expected to generate annual savings estimated at $30 to $35 million by the end of fiscal 2012, improve our productivity and capacity utilization, and create a simpler business model.

The ASR Acquisition Our acquisition of ASR for a cash price of $301 million broadened our wet shave product portfolio, enhancing our ability to deliver total category solutions to our retail customers; expanded our manufacturing capacity; and provided greater scale. With approximately half of ASR sales outside the United States, we see opportunities to accelerate growth in developing markets. We are pleased with ASR's results since its acquisition in November 2010.

ASR is the third-largest manufacturer and distributor of wet shave products and a leading supplier of private-label razors and blades, with a majority share of the private label segment.


edge
HYDRO

SHAVE PREP
Edge® and Skintimate® continue to be the U.S. market share leaders in shave prep. The addition of Hydro Gel to the shave prep portfolio has been largely incremental to the business, helping grow our total U.S. dollar share of the shave prep category.


Playtex
SPORT

FEMININE CARE
Playtex® Sport® grew tampon share behind sales growth on larger pack sizes and the launch of Super Plus absorbency tampons.

*52-weeks ending October 29, 2011, versus 52-week ending April 3, 2010. *Source:* Nielsen Scantrack, Total U.S. FDMx.

References to market shares represent U.S. dollar share for 52 weeks as reported by Nielsen FDMx.

INVESTING *in* EFFICIENCY

Over the years, Energizer has been able to maintain a competitive manufacturing cost structure by developing a lean culture and investing in cost reduction and equipment performance improvements. In order to align our manufacturing footprint to meet today's market needs, we closed our carbon zinc manufacturing facility in the Philippines and our alkaline manufacturing facility in Switzerland during fiscal 2011.

ANTICIPATED ANNUAL SAVINGS BY THE END OF FISCAL 2012

$30-$35 MILLION

COST OF RESTRUCTURING IN FISCAL 2011

$79M

BATTERY AND LIGHTING PRODUCT PLANTS AND FACILITIES



Maryville, Mo., Garrettsville and Marietta, Ohio, St. Albans and Bennington, Vt., Asheboro, N.C., Walkerton, Canada



Egypt, Sri Lanka, Malaysia, Singapore, Indonesia, Bogang, China, Tianjin, China, Kenya (minority interest)

2011 Financial Results

Our fiscal 2011 results were as expected. Revenues increased 9.4 percent to $4.6 billion. In addition to the revenue contributions from Hydro® and ASR, the drivers of top-line growth included favorable currencies along with strong results in disposable razors and our two sun care brands. Our international businesses, which operate in more than 160 countries, continue to be strong contributors, representing 50 percent of revenues.

Reflecting the impact of our Year of Investment, earnings per diluted share decreased 35 percent to $3.72. On an adjusted basis, non-GAAP diluted earnings per share were down 7 percent to $5.20.*



SUN CARE
Our two sun care brands, Banana Boat® and Hawaiian Tropic®, combined, lead the U.S. sun care market.

Leading Businesses Built on Strong Brands

Our businesses share important strengths: well-known and respected brands with global reach, and strong international manufacturing and sales organizations.

Personal Care Including the contributions of Hydro and ASR, 2011 sales for our Personal Care segment increased 19.6 percent to $2.4 billion, and segment profit increased 11.4 percent to $408 million.

In Wet Shave, we achieved solid gains from our disposable razors under both the Schick® and Wilkinson Sword® brands. We have continued to launch and support line extensions for both men's and women's disposable products, and ASR strengthened our presence in the growing value segment.

Our Edge® and Skintimate® shave preparation brands continue to grow in the U.S. We see additional opportunities for shave prep growth internationally as we continue to introduce the Hydro shave system in new markets.

With a greater awareness of sun damage and aging populations driving five-year category growth of approximately 6 percent in the United States and 9 percent globally, skin care is an increasingly important source of growth for us. Our two leading sun care brands, Banana Boat® and Hawaiian Tropic®, combined, lead the U.S. sun care market. Internationally, our sun care brands have grown in the range of 15 to 20 percent per year since we acquired them in 2007.



INFANT CARE
The Diaper Genie® brand continues to be the U.S. market leader in diaper pails.

Household Products In fiscal 2011, Household Products revenues were essentially flat at $2.2 billion, and segment profit declined 9 percent to $411 million, due to continued category softness, increased retailer trade spending and higher commodity costs.

Battery sales continue to be pressured by an ongoing decline in devices powered by replaceable rather than built-in rechargeable batteries. Recent studies have indicated that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. Our ability to maintain our global market share leadership position in this challenging environment is a reflection of the strength of our Eveready® and Energizer® brands, and the staying power – after 23 years – of the iconic Energizer Bunny®.


AA4
Energizer

EVERYDAY USE BATTERIES
Energizer® Max® batteries, our flagship alkaline brand, deliver dependable, long-lasting power for the devices consumers use daily.

*See reconciliation in Financial Results section of Management Discussion and Analysis.

References to market shares represent U.S. dollar share for 52 weeks as reported by Nielsen FDMx.

INVESTING *in* GROWTH

The addition of American Safety Razor to our Schick Wilkinson Sword® wet shave business broadens our product portfolio, enhances our ability to deliver total category solutions to our retail customers and provides us with greater scale to compete in an increasingly competitive marketplace.

TOTAL WET SHAVE MARKET SHARE

Units **32%** Value **26%**


ASR 14%
SWS 18%


ASR 5%
SWS 21%

Source: Market shares based on Nielsen ending August, 2011; aggregate of U.S., Canada, France, UK, Germany, Italy, Spain, Japan.

ASR CASH ACQUISITION PRICE

$301M


MAGNUM


MAGNUM




Vogue


Personna
Comfort
Touch

ASR NET SALES CONTRIBUTION FISCAL 2011

$262M

ASR CONTRIBUTION TO FISCAL 2011 PERSONAL CARE SEGMENT PROFIT

$28M

A key accomplishment during 2011 was our success in countering downward price pressure. In the United States, we ended large packages with free batteries that, in effect, discounted prices, and we initiated price increases on C, D and 9-volt batteries.

Product initiatives included new graphics and packaging for Energizer® batteries and a range of new flashlights. We also expanded our portable power products with a comprehensive new line of Energizer chargers and cables that leverage the USB industry standard.

Investing for the Future

During a decade of change we have remained focused on our mission: Through innovation, to simplify and enhance the lives of our customers and consumers better than anyone else. We have supported that mission with an emphasis on innovation and agility through decentralized decision making, and an unwavering commitment to our values.

Our mission and values guide how we run our businesses, which incorporate environmental, social and economic commitments to our stakeholders. An example includes the Energizer "Now That's Positivenergy™" campaign, launched during 2011, which combines a focus on our industry-leading products with our commitment to support innovative programs and partnerships that can make a positive impact.

Finally, in 2011 we resumed our practice of providing value directly to shareholders through share repurchases. With a strengthened balance sheet and continuing strong cash flow, we resumed share repurchases, buying 3.7 million shares in fiscal 2011.

While the economy continues to pose difficult challenges, we are confident that our investments position Energizer to continue to meet our long-term objective of EPS growth in the mid-to-high single digits. We know that our ability to create value for our investors, customers and communities rests on the skill and dedication of our colleagues and the support and insight of our Board of Directors, and we are truly grateful for their contributions.

Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.
November 22, 2011


Energizer
8x

LITHIUM BATTERIES
Energizer® *Ultimate Lithium* is the world's longest lasting AA and AAA battery in high tech devices, lasting up to eight times longer* than Energizer® Max®, creating up to eight times less waste**.

*Results vary by camera.
**Use fewer batteries, create less waste.



FLASHLIGHTS
Energizer's state-of-the-art portable lighting products have bright LEDs, extended run times, rugged housings and increased functionality.



ADVERTISING
"Now That's Positivenergy™" is our new global advertising campaign for the Energizer® brand, highlighting the performance and responsibility benefits of our products.



EXECUTIVE OFFICERS

From left to right

David P. Hatfield
President and Chief Executive Officer, Energizer Personal Care

Peter J. Conrad
Vice President, Human Resources

Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

Gayle G. Stratmann
Vice President and General Counsel

Ward M. Klein
Chief Executive Officer

Joseph W. McClanathan
President and Chief Executive Officer, Energizer Household Products

BOARD OF DIRECTORS

Bill G. Armstrong(1)(3)
Retired Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

R. David Hoover(4)
Chairman of the Board and Retired Chief Executive Officer, Ball Corporation

John C. Hunter(3)
Retired Chairman, President and Chief Executive Officer, Solutia, Inc.

John E. Klein(1)(3)
President, Randolph College

Ward M. Klein(2)(4)
Chief Executive Officer, Energizer Holdings, Inc.

W. Patrick McGinnis(2)(4)
Chief Executive Officer and President, Nestlé Purina PetCare Company

J. Patrick Mulcahy(2)(4)
Chairman of the Board, Energizer Holdings, Inc. and Retired Chief Executive Officer, Energizer Holdings, Inc.

Pamela M. Nicholson(1)(2)
President and Chief Operating Officer, Enterprise Rent-A-Car

John R. Roberts(1)(2)(3)
Retired Executive Director, Civic Progress St. Louis and Retired Managing Partner of Mid-South Region, Arthur Andersen LLP

(1) Audit Committee
(2) Executive Committee
(3) Nominating & Executive Compensation Committee
(4) Finance & Oversight Committee

CORPORATE OFFICERS

William C. Fox
Vice President and Treasurer

Mark S. LaVigne
Vice President and Secretary

John J. McColgan
Vice President and Controller

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

Commission File No. 001-15401

Energizer®

ENERGIZER HOLDINGS, INC.

Incorporated in Missouri IRS Employer Identification No. 43-1863181
533 Maryville University Drive, St. Louis, Missouri 63141
Registrant's telephone number, including area code: 314-985-2000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Energizer Holdings, Inc. Common Stock, par value $.01 per share	New York Stock Exchange, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒ No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒ No: ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: ☒ No: ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer:	☒	Accelerated filer:	☐
Non-accelerated filer: (Do not check if a smaller reporting company)	☐	Smaller reporting company:	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2) of the Exchange Act).

Yes: ☐ No: ☒

The aggregate market value of the voting common equity held by nonaffiliates of the registrant as of the close of business on March 31, 2011, the last day of the registrant's most recently completed second quarter: $4,901,860,442.

(For purpose of this calculation only, without determining whether the following are affiliates of the registrant, the registrant has assumed that (i) its directors and executive officers are affiliates, and (ii) no party who has filed a Schedule 13D or 13G is an affiliate. Registrant does not have a class of non-voting equity securities.)

Number of shares of Energizer Holdings, Inc. Common Stock ("ENR Stock"), $.01 par value, outstanding as of close of business on November 16, 2011: 66,903,283.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of Energizer Holdings, Inc. 2011 Annual Report (Parts I and II of Form 10-K).

2. Portions of Energizer Holdings, Inc. Notice of Annual Meeting and Proxy Statement ("Proxy Statement") for our Annual Meeting of Shareholders which will be held January 30, 2012. The Proxy Statement will be filed within 120 days of the end of the fiscal year ended September 30, 2011. (Part III of Form 10-K).

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future earnings, investment or spending initiatives, cost savings related to our restructuring project, the impact of certain price increases, anticipated advertising and promotional spending, the estimated impact of foreign currency movements, raw material and commodity costs, category value and future volume, sales and growth in some of our businesses. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- Energizer's ability to improve operations and realize cost savings including cost savings anticipated from restructuring activities;
- Energizer's ability to timely implement strategic initiatives in a manner that will positively impact our financial condition and results of operation;
- The impact of strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;
- The impact of raw material and other commodity costs;
- The impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty;
- The success of new products and the ability to continually develop new products;
- Energizer's ability to predict consumption trends with respect to the overall battery category and Energizer's other businesses;
- Energizer's ability to continue planned advertising and other promotional spending may be impacted by lower than anticipated cash flows, or by alternative investment opportunities;
- Energizer's effective tax rate for the year could be impacted by legislative or regulatory changes by federal, state and local, and foreign taxing authorities, as well as by the profitability or losses of Energizer's various subsidiary operations in both high-tax and low-tax countries; and
- Prolonged recessionary conditions in key global markets where Energizer competes could result in significantly greater local currency movements and correspondingly greater negative impact on Energizer than what can be anticipated from the current spot rates.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

PART I

Item 1. *Business.*

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company.

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Energizer* and *Eveready* have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men's and women's wet shave products in the world. Its portfolio of products include: *Quattro* for Women, *Intuition*, *Lady Protector* and *Silk Effects Plus* women's shaving systems and *Hydro*, *Quattro* and *Protector* men's shaving systems, as well as the *Quattro*, *Xtreme 3*, and *Slim Twin/Exacta* disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries.

At the beginning of fiscal 2008, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc. (Playtex), a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include *Playtex* feminine care products, *Playtex* infant care products, *Diaper Genie* diaper disposal systems, *Wet Ones* pre-moistened wipes, *Banana Boat* and *Hawaiian Tropic* sun care products, and *Playtex* household gloves.

On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301 million. ASR, founded in 1875, is the leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades.

Our subsidiaries operate a number of manufacturing and packaging facilities in 14 countries on five continents, as listed in Item 2 below, and as of September 30, 2011, employ almost 5,000 colleagues in the United States and approximately 10,000 in foreign jurisdictions, exclusive of certain third-party contracted labor arrangements.

When we use the terms "Energizer," the "Company," "we," "us" or "our" in this Annual Report on Form 10-K, we mean Energizer Holdings, Inc. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

We use *Energizer, Schick, Wilkinson Sword, Playtex, Edge, Skintimate, Personna* and the Energizer, Schick, Wilkinson Sword, Playtex, Edge and Skintimate logos as our trademarks or those of our subsidiaries. Product names appearing throughout in italics are trademarks of Energizer Holdings, Inc. or its subsidiaries. This Annual Report on Form 10-K also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Retail sales for purposes of market size, market position and market share information are based on retail sales in U.S. dollars.

Industries

We manufacture and sell products in five distinct product categories: battery and lighting products, wet shave, skin care, feminine care and infant care. Our two largest categories by revenue are battery products and wet shave. The battery category comprises two primary competitors, Energizer with its Energizer and Eveready brands and Procter & Gamble with its Duracell brand. We estimate Energizer and Proctor & Gamble collectively represent approximately 70% share in the markets in which we compete. The wet shave category comprises two primary competitors, Procter & Gamble's Gillette and Energizer's Schick-Wilkinson Sword, which we estimate collectively represent more than 80% of the global wet shave market. For information about net sales, earnings before income taxes, depreciation and amortization, total assets and capital expenditures of each of our segments, and geographic segment information, including net sales to customers and long-lived assets, refer to Note 19 of the Notes to Consolidated Financial Statements.

Personal Care

The Personal Care division includes Wet Shave products sold under the *Schick, Wilkinson Sword, Edge, Skintimate and Personna* brand names, Skin Care products sold under the *Banana Boat*, *Hawaiian Tropic*, *Wet Ones* and *Playtex* brand names, and Feminine Care and Infant Care products sold under the *Playtex* and *Diaper Genie* brand names.

We manufacture and distribute *Schick* and *Wilkinson Sword* razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products in more than 140 countries worldwide. SWS' primary markets are the U.S., Japan and the larger countries of Western Europe. We estimate our overall share of the wet shave category for these major markets at 21% in fiscal 2011, and 20% in 2010 and 2009. We currently maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from SCJ. This added U.S. market leading shave preparation products, including shaving gels and creams, to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the *Intuition* women's system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the *Quattro* men's shaving system, the first four blade razor system for men. In 2010, SWS introduced *Schick Hydro*, a new men's shaving system, which incorporates new technologies including innovative skin protectors that act to smooth skin between blade tips and an advanced hydrating gel reservoir that lubricates throughout the shaving process. *Schick Hydro* is available in three- and five-blade models. Additionally, the Company launched a new line of *Schick Hydro* shave gels, which coupled with the *Schick Hydro* razor, delivers a complete skin comfort system that goes beyond hair removal to care for men's skin.

On October 1, 2007, Energizer acquired Playtex, a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In Skin Care, we market sun care products under the *Banana Boat* and *Hawaiian Tropic* brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. We also offer *Wet Ones*, the leader in the U.S. portable hand wipes category, and *Playtex* household gloves, the branded household glove leader in the U.S.

In feminine care, we believe *Playtex* is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the *Playtex Gentle Glide* and *Playtex Sport* brands, and *Playtex Personal Cleansing Cloths*, a pre-moistened wipe for feminine hygiene.

In infant care, we market a broad range of products including bottles, cups, and mealtime products under the *Playtex* brand name. We also offer a line of pacifiers, including the *Ortho-Pro* and *Binky* pacifiers. We believe our *Playtex Diaper Genie* brand of diaper disposal systems leads the U.S. diaper pail category. The *Diaper Genie* brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film.

On November 23, 2010, Energizer acquired ASR, the leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades. In wet shave, ASR manufactures, distributes and sells a complete line of private label / value wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer's store name or under value brand names such as *Personna*, *Matrix*, *Magnum*, *Mystique*, *Solara* and *GEM.*

Household Products

Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and lighting products.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold in the price, premium and performance segments. This allows us to penetrate the broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets.

We continually engage in ongoing reviews of all of our categories. Recent studies have indicated that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward. See "Energizer Holdings, Inc. - Management's Discussion and Analysis of Results of Operations and Financial Condition - Segment Information - Household Products" for further discussion of actions taken by Energizer relating to this trend.

In an effort to diversify our Household Products portfolio, Energizer has leveraged its long history of innovation. Since Energizer's invention of the first D cell battery in 1893, we have been committed to developing and marketing innovative new products for the portable power and portable lighting products market. Energizer's track record includes the first to market the Alkaline battery, the first mercury-free Alkaline battery, the first mercury-free Hearing Aid battery and the longest lasting AA and AAA battery for high-tech devices - Ultimate Lithium.

Consistent with our long history of innovation, we introduced a new line of power solutions in late 2011 for consumers' most critical portable electronic devices. Consumers have become accustomed to an unplugged lifestyle where mobile devices are critical in everyday life. We believe consumers are looking for universal, easy-to-use solutions - solutions that address their needs for longer battery life, the ability to charge on the go and increased convenience in the way they charge their devices, from faster charge times to reducing clutter. In late fiscal 2011, we introduced a new line of chargers and cables that leverage the USB industry standard to bring convenient and portable charging to the home, office, and car. This complements our 2010 introduction of the world's first Qi (chee)-certified Inductive Charging portfolio. Energizer's inductive charging pads and sleeves enable consumers to charge wirelessly on the world's only wireless power standard, Qi. The Wireless Power Consortium's Qi standard continues to gain momentum and device manufacturers are beginning to launch this technology in cellular phones.

In addition, Energizer has a strong lighting products business that has evolved with changes in consumer tastes and demands. We are leveraging our expertise in lighting design, brand development and distribution capabilities to expand the household lighting product solutions available in the marketplace.

Sources and Availability of Raw Materials

The principal raw materials used by Energizer - electrolytic manganese dioxide, zinc, silver, nickel, acetylene black, graphite, steel cans, nylon, brass wire, separator paper, and potassium hydroxide, for batteries, and steel, zinc, various plastic resins, synthetic rubber resins, soap based lubricants and various packaging materials, for wet shave products, and certain naturally derived fibers, resin-based plastics and certain chemicals for the Playtex product lines, - are sourced on a regional or global basis. Although the prices of zinc, nickel, electrolytic manganese dioxide, and resins, in particular, have fluctuated over time, Energizer believes that adequate supplies of the raw materials required for its operations are available at the present time. Energizer, of course, cannot predict the future availability or prices of such materials. These raw materials are generally available from a number of different sources, and the prices of those raw materials are susceptible to currency fluctuations and price fluctuations due to transportation, government regulations, price controls, economic climate, or other unforeseen circumstances. In the past, Energizer has not experienced any significant interruption in availability of raw materials.

We believe we have extensive experience in purchasing raw materials in the commodity markets. From time to time, management has taken positions in various ingredients to assure supply and to protect margins on anticipated sales volume.

Sales and Distribution

Energizer's products are marketed primarily through a direct sales force, but also through exclusive and non-exclusive distributors and wholesalers. In the U.S. and Canada, Household Products and Personal Care each has a dedicated commercial organization reflecting the scale and importance of these businesses. Outside the U.S. and Canada, the commercial teams market our full portfolio of product offerings. Energizer distributes its products to consumers through numerous retail locations worldwide, including mass merchandisers and warehouse clubs, food, drug and convenience stores, electronics specialty stores and department stores, hardware and automotive centers and military stores.

Although a large percentage of Energizer's sales are attributable to a relatively small number of retail customers, in fiscal 2011, only Wal-Mart Stores, Inc. and its subsidiaries, as a group, accounted for more than ten percent of Energizer's annual sales. For fiscal year 2011, this customer accounted for, in the aggregate, approximately 19.5% of Energizer's sales. Because of the short period between order and shipment date (generally less than one month) for most of our orders, the dollar amount of current backlog is not material and is not considered to be a reliable indicator of future sales volume.

Patents, Technology and Trademarks

Energizer owns a number of U.S., Canadian and foreign trademarks, which Energizer considers of substantial importance and which are used individually or in conjunction with other Energizer trademarks. These include *Eveready*, *Energizer*, *Energizer Max*, *Schick*, *Wilkinson Sword*, *Intuition*, *Hydro*, *Quattro*, *Xtreme 3*, *Protector*, *Lady Protector*, *Silk Effects*, *ST Slim Twin*, *Exacta*, *Edge*, *Skintimate*, *Personna*, *Capri*, *Matrix3*, *M5 Magnum*, *Bump Fighter*, *Speed3*, *Burma-Shave*, *Mystique*, *Banana Boat*, *Hawaiian Tropic*, *Avotriplex*, *Sunsure*, *Sunsure Protectin & design*, *UV Protect & design*, *Binky*, *Diaper Genie*, *Litter Genie*, *Drop-Ins*, *The First Sipster*, *Lil' Gripper*, *Coolster*, *Gentle Glide*, *360° Protection & design*, *Get on the Boat*, *Habiscus Floral design*, *HandSaver*, *Insulator*, *Insulator Sport*, *NaturaLatch*, *Natural Shape*, *Love Every Moment & design*, *Most Like Mother*, *Twist 'N Click & design*, *Ortho Pro*, *Sipster*, *Sport*, *VentAire*, *Ventaire Advanced Crystal Clear*, *Wet Ones*, and the *Energizer Bunny* and the *Energizer Man* character. As a result of the Playtex acquisition, Energizer also owns royalty-free licenses in perpetuity to the *Playtex* and *Living* trademarks in the United States, Canada and many foreign jurisdictions related to certain feminine hygiene, baby care, gloves and other products, but excluding certain apparel related products.

Energizer's ability to compete effectively in the battery and portable lighting, wet shave, skin care, feminine care and infant care categories depends, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements, licensing, and cross-licensing agreements. Energizer owns or licenses from third parties a considerable number of patents, patent applications and other technology which Energizer believes are significant to its business. These relate primarily to battery product and lighting device improvements, additional battery product features, shaving product improvements and additional features, plastic applicators for tampons, baby bottles and nipples, disposable liners and plastic holders for the nurser systems, children's drinking cups, pacifiers, sunscreen formulations, diaper disposal systems, and breast pump products and improvements, and manufacturing processes.

As of September 30, 2011, Energizer owned (directly or beneficially) approximately 1,400 unexpired United States patents which have a range of expiration dates from June 2011 to December 2028, and had almost 400 United States patent applications pending. It routinely prepares additional patent applications for filing in the United States. Energizer also actively pursues foreign patent protection in a number of foreign countries. As of September 30, 2011, Energizer owned (directly or beneficially) approximately 2,800 foreign patents and had approximately 1,700 patent applications pending in foreign countries.

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be sure that these intellectual property rights will be effectively utilized or, if necessary, successfully asserted. There is a risk that we will not be able to obtain and perfect our own intellectual property rights, or, where appropriate, license from others intellectual property rights necessary to support new product introductions.

Seasonality

Sales and operating profit for Household Products tends to be seasonal, with increased purchases of batteries by consumers during the December holiday season, and increases in retailer inventories during autumn. In addition, natural disasters such as hurricanes can create conditions that drive increased needs for portable power and spike battery and flashlight sales. The wet shave business does not exhibit significant seasonal variability.

Customer orders for sun care products are highly seasonal, which has historically resulted in higher sun care sales to retailers during the late winter through mid-summer months.

Competition

The Household Products and Personal Care businesses are highly competitive, both in the United States and on a global basis, as large manufacturers with global operations compete for consumer acceptance and, increasingly, limited retail shelf space. Competition is based upon brand perceptions, product performance, customer service and price.

Our principal battery competitors in the U.S. are Duracell International, Inc., a subsidiary of Procter & Gamble Company, and Spectrum Brands, Inc. We believe private-label sales by large retailers has some impact on the market in some parts of the world. Duracell and Panasonic are significant competitors in South and Central America, Asia and Europe, and local and regional battery manufacturers in Asia and Europe also compete for battery sales.

The global shaving products business, comprised of wet shave blades and razors, electric shavers, lotions and creams, is a growing consumer product segment worldwide. The wet shave segment of that business, the segment in which we participate, is further segmented between razor systems and disposable products. Geographically, North America, Western Europe and Japan represent relatively developed and stable markets with demographic trends that result in a stable, predictable number of shaving consumers. We believe that those markets will rely primarily on new premium priced product introductions for growth as category blade unit consumption has been relatively flat for a number of years. As a result of demographic trends, however, there is a growth trend predicted for the wet shave segment in Latin American, Asian and Eastern European countries. Our principal competitors in the wet shave business worldwide are Procter & Gamble Company which owns the Gillette brand and is the leading company in the global wet shave segment, and Bic Group, which competes primarily in the disposable segment.

The markets for skin care, feminine care and infant care products are also highly competitive, characterized by the frequent introduction of new products, accompanied by major advertising and promotional programs. Our competitors in these product lines consist of a large number of domestic and foreign companies, including Procter & Gamble Company and Kimberly-Clark Corp. in feminine care, Merck & Co., Inc. and Johnson & Johnson in skin care, and a variety of competitors in the fragmented infant care market. In feminine care, we believe private label sales by large retailers in the U.S. have been growing.

Governmental Regulation and Environmental Matters

Energizer's operations are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment.

The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites, and certain international locations. Liability in the U.S. under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agencies that are involved on the state-designated sites, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owned and operated the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston's successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3 million.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from 2 years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer's liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In addition, certain regulations have been enacted or are being considered in North America and certain European and Latin American countries with respect to battery recycling programs. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

Accruals for environmental remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, the Company believes that its ultimate liability arising from such environmental matters, taking into account established accruals of approximately $20 million for estimated liabilities at September 30, 2011, should not be material to the business or financial condition of the Company. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Certain of Energizer's products are subject to regulation under the Federal Food, Drug and Cosmetic Act and are regulated by the U.S. Food and Drug Administration ("FDA").

The FDA adopted in June 2011 a final rule setting forth testing requirements and labeling standards for sunscreen products. The rule results in new testing requirements and revised labeling for the *Banana Boat* and *Hawaiian Tropic* product lines, as well as competitors' products by June 19, 2012. Energizer does not expect the costs of complying with these changes to be material.

Available Information

Energizer regularly files periodic reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as, from time to time, current reports on Form 8-K, and amendments to those reports. The SEC maintains an Internet site containing these reports, and proxy and information statements, at www.sec.gov. These filings are also available free of charge on Energizer's website, at www.energizer.com, as soon as reasonably practicable after their electronic filing with the SEC. Information on Energizer's website does not constitute part of this Form 10-K.

Other Matters

Additional descriptions of the business of Energizer in response to Item 1, and the summary of selected financial data appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION and appearing under "ENERGIZER HOLDINGS, INC. - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Note 19 - Segment Information," are included in Exhibit 13 attached hereto and incorporated herein by reference. This information will also appear in the Energizer Holdings, Inc. 2011 Annual Report.

Item 1A. *Risk Factors.*

The following risks and uncertainties could materially adversely affect our business, results of operations, consolidated financial condition and cash flows. Energizer may amend or supplement the risk factors described below from time to time by other reports it files with the SEC in the future.

Energizer faces risks associated with global economic conditions and credit markets.

Unfavorable global economic conditions, increased unemployment levels and uncertainty about the future economic prospects could reduce consumer demand for our products as a result of a reduction in discretionary spending of the consumers or a shift of purchasing patterns to lower-cost options such as private label. Similarly, our retailer customers could reduce their inventories, shift to different products or require us to lower our prices. Declining financial performance by certain of our retailer customers could impact their ability to pay us on a timely basis, or at all. These general risks were heightened recently as economic conditions globally deteriorated significantly and the recovery in most developed markets remains sluggish. Worsening economic conditions could harm our sales and profitability. Additionally, disruptions in credit markets could increase our cost of borrowing. If we are not able to access debt capital markets at competitive rates or terms and conditions, our ability to implement our business plan and strategy will be negatively affected.

If Energizer cannot continue to develop new products in a timely manner, and at favorable margins, it may not be able to compete effectively.

The battery, portable lighting products, wet shave, skin care, feminine care and infant care industries have been notable for the pace of innovations in product life, product design and applied technology, and our success depends on future innovations. The successful development and introduction of new products, such as *Schick Hydro*, and line extensions face the uncertainty of retail and consumer acceptance and reaction from competitors, as well as the possibility of reducing the sales of our existing products. There can be no assurance that our investments in research and development will lead to innovation and that we can recover the costs of such investments, or that our competitors will not introduce new or enhanced products that significantly outperform Energizer's, or develop manufacturing technology which permits them to manufacture at a lower cost relative to ours. If we fail to develop and launch successful new products, we may be unable to grow our business and compete successfully.

Competition in Energizer's industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

The categories in which Energizer operates, including battery, portable lighting products, wet shave, skin care, feminine care and infant care, are mature and highly competitive, both in the United States and on a global basis, as a limited number of large manufacturers compete for consumer acceptance and limited retail shelf space. At times, our retailer customers have sought to obtain pricing concessions or better trade terms, and because of the highly competitive environment in which we operate as well as increasing retailer concentration, their efforts can be successful, resulting in either reduction of our margins, or our relative disadvantage to lower cost competitors. Competition is based upon brand perceptions, product performance and innovation, customer service and price. Energizer's ability to compete effectively may be affected by a number of factors, including:

- Energizer's primary competitor in batteries, wet shave and feminine care products, The Procter & Gamble Company, has substantially greater financial, marketing and other resources and greater market share in certain segments than Energizer does, as well as significant scale and negotiating leverage with retailers and suppliers;
- Energizer's competitors may have lower production, sales and distribution costs, and higher profit margins, than Energizer, which may enable them to offer aggressive retail discounts and other promotional incentives;
- our competitors may be able to obtain exclusive distribution rights at particular retailers, or favorable in-store placement; and
- we may lose market share to private label brands sold by retail chains, which are typically sold at lower prices than our products.

The performance of the primary battery product category may be impacted by further changes in technology and device trends, which could impair Energizer's operating results and growth prospects.

We believe an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend could put additional pressure on segment results going forward. Development and commercialization of new battery or device technologies not available to Energizer could also negatively impact our results and prospects.

Energizer is subject to risks related to its international operations, including currency fluctuations, which could adversely affect our results of operations.

Energizer's businesses are currently conducted on a worldwide basis, with almost 50% of our sales in fiscal 2011 arising from foreign countries, and a significant portion of our production capacity located overseas. Consequently, Energizer is subject to a number of risks associated with doing business in foreign countries, including:

- the effect of foreign income and withholding taxes, U.S. tax treatment of foreign source income and losses, and other restrictions on the flow of capital between countries;
- our ability to utilize foreign based cash for various strategic needs could result in significant income tax expenses, which are not currently provided since we intend and plan to permanently reinvest these earnings in our foreign affiliates to fund local operations, fund pension and post retirement liabilities and to fund capital projects;
- social legislation in certain countries;
- the possibility of expropriation, confiscatory taxation or price controls;
- adverse changes in local investment or exchange control regulations;
- hyperinflationary conditions in certain economies;
- political or economic instability, government nationalization of business or industries, government corruption, and civil unrest;
- legal and regulatory constraints;
- tariffs and other trade barriers; and
- difficulty in enforcing contractual and intellectual property rights.

Almost 50% of Energizer's sales in fiscal 2011 were denominated in local currencies but reported in U.S. dollars, and a high percentage of product costs for such sales are denominated in U.S. dollars. Therefore, the strengthening of the U.S. dollar relative to such currencies can negatively impact our reported sales and operating profits.

Energizer's business is subject to regulation in the U.S. and abroad.

The manufacture, packaging, labeling, storage, distribution, advertising and sale of our products are subject to extensive regulation in the U.S., including by the Food and Drug Administration, the Consumer Product Safety Commission, the Environmental Protection Agency, and by the Federal Trade Commission with respect to advertising. Similar regulations have been adopted by authorities in foreign countries where we sell our products, and by state and local authorities in the U.S. New or more restrictive regulations or more restrictive interpretations of existing regulations could have an adverse impact on our business. Legislative and regulatory changes by taxing authorities in both high-tax and low-tax countries have an impact on our effective tax rate, and we may be subject to additional costs arising from new or changed regulations relating to health care and energy. Additionally, a finding that we are in violation of, or not in compliance with, applicable laws or regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to the handling and disposal of solid and hazardous wastes, recycling of batteries, and the remediation of contamination associated with the use and disposal of hazardous substances. A release of such substances due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. We have incurred, and will continue to incur, capital and operating expenses and other costs in complying with environmental laws and regulations, including remediation costs relating to our current and former properties and third party waste disposal sites. It is possible that we could become subject to additional environmental liabilities in the future that could cause a material adverse effect on our results of operations or financial condition.

The resolution of Energizer's tax contingencies may result in additional tax liabilities, which could adversely impact our cash flows and results of operations.

Significant estimation and judgment is required in determining our provisions for income taxes in the U.S. and jurisdictions outside the U.S. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. We are regularly under audit by tax authorities, and although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse impact on future operating results.

Changes in production costs, including raw material prices, could erode Energizer's profit margins and negatively impact operating results.

Pricing and availability of raw materials, energy, and shipping and other services needed for our business can be volatile due to general economic conditions, labor costs, production levels, import duties and tariffs and other factors beyond our control. In the past, substantial increases in the cost of a number of raw materials have been partially offset by price increases. However, there is no certainty that Energizer will be able to offset future cost increases, especially given the competitive environment. This volatility can significantly affect our production cost, and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

Energizer has a substantial level of indebtedness and is subject to various covenants relating to such indebtedness, which limits its discretion to operate and grow its business.

Energizer's current debt level remains at almost $2.4 billion. We may be required to dedicate a substantial portion of our cash to debt service, thereby reducing funds available to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes. Our failure to make scheduled interest payments or to repay or refinance the indebtedness at maturity or obtain additional financing as needed could have a material adverse effect on our business.

Additionally, many of our debt instruments are subject to certain financial and other covenants, including debt ratio tests. We may be in breach of such covenants in the event of future declines in our operating cash flows or earnings performance, foreign currency movements, or other unanticipated events. In the event of such breach, our lenders may be entitled to accelerate the related debt as well as any other debt to which a cross-default provision applies, and we could be required to seek amendments or waivers under the debt instruments or to refinance the debt. There is no assurance that we would obtain such amendments or waivers or effect such refinancing, or that we would be able to do so on terms similar to our current debt instruments. The covenants and financial ratio requirements contained in our debt instruments could also increase our vulnerability to general adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, place us at a competitive disadvantage as compared to our competitors that have greater financial flexibility and limit, among other things, our ability to borrow additional funds.

Our credit ratings are important to our cost of capital.

The major credit rating agencies periodically evaluate our creditworthiness and have given us specified credit ratings. These ratings are based on a number of factors, which include our financial strength and financial policies. We aim to maintain our current ratings as they serve to lower our borrowing costs and facilitate our access to sources of capital on terms that we consider advantageous to our business. Failure to maintain our credit ratings could adversely affect the interest rate in future financings, liquidity, competitive position and access to capital markets.

Impairment of our goodwill and other intangible assets would result in a reduction in net income.

Energizer has a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. Declines in our profitability and/or estimated cash flows related to specific intangible assets, as well as potential changes in market valuations for similar assets and market discount rates may result in an impairment charge, which could have an adverse impact on our operating results and financial position.

Loss of reputation of our leading brands could have an adverse effect on our business.

We depend on the continuing reputation and success of our brands, particularly the *Energizer, Eveready, Schick, Wilkinson Sword, Edge, Skintimate, Playtex, Diaper Genie, Wet Ones, Banana Boat* and *Hawaiian Tropic* brands. The success of these brands can suffer if our marketing plans or new product offerings do not have the desired impact on our brand's image or ability to attract consumers. Further our operating results could be adversely affected if one of our leading brands suffers damage to its reputation due to real or perceived quality issues.

Loss of any of our principal customers could significantly decrease our sales and profitability.

Wal-Mart, together with its subsidiaries, is our largest customer, accounting for approximately 19.5% of net sales in fiscal 2011. Generally, sales to Wal-Mart and our other top customers are made pursuant to purchase orders and we do not have supply agreements or guarantees of minimum purchases from them. As a result, these customers may cancel their purchase orders or reschedule or decrease their level of purchases from us at any time. The loss or a substantial decrease in the volume of purchases by Wal-Mart or any of our other top customers would harm our sales and profitability. Additionally, increasing retailer customer concentration could result in reduced sales outlets for our products, greater negotiating pressures and pricing requirements on Energizer.

Energizer's manufacturing facilities or supply channels may be subject to disruption from events beyond our control.

Operations of our manufacturing and packaging facilities worldwide may be subject to disruption for a variety of reasons, including availability of raw materials, work stoppages, industrial accidents, disruptions in logistics, loss or impairment of key manufacturing sites, product quality or safety issues, licensing requirements and other regulatory issues and acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. The supply of our raw materials may be similarly disrupted. There is also a possibility that third party manufacturers, which produce a significant portion of certain of our products, could discontinue production with little or no advance notice, or experience financial problems or problems with product quality or timeliness of product delivery, resulting in manufacturing delays or disruptions, regulatory sanctions, product liability claims or consumer complaints. If a major disruption were to occur, it could result in delays in shipments of products to customers or suspension of operations.

A failure of a key information technology system could adversely impact our ability to conduct business.

We rely extensively on information technology systems, including some which are managed by third-party service providers, in order to conduct business. These systems include, but are not limited to, programs and processes relating to communicating within Energizer and with other parties, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, and complying with regulatory, legal or tax requirements. The information technology systems could be damaged or cease to function properly due to the poor performance or failure of third-party service providers, catastrophic events, power outages, security breaches, network outages, failed upgrades or other similar events. If our business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in conducting our business which may adversely impact our operating results.

Energizer's business involves the potential for product liability and other claims against us, which could affect our results of operations and financial condition.

We face exposure to claims arising out of alleged defects in our products, including for property damage, bodily injury or other adverse effects. We cannot assure you that our product liability insurance covers all types of claims, particularly claims that do not involve personal injury or property damage, that such claims will not exceed the amount of insurance coverage, or that we will be able to maintain such insurance on acceptable terms, if at all. In addition to the risk of monetary judgments not covered by insurance, product liability claims could result in negative publicity that could harm our or our products' reputation. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

We may experience losses or be subject to increased funding and expenses related to our pension plans.

The funding obligations for Energizer's pension plans, including those assumed in the ASR acquisition, are impacted by the performance of the financial markets, interest rates and governmental regulations. If the investment of plan assets does not provide the expected long-term returns, interest rates change, or if governmental regulations change the timing or amounts of required contributions to the plans, we could be required to make significant additional pension contributions which may have an adverse impact on our liquidity, our ability to comply with debt covenants and may require recognition of increased expense within our financial statements.

If Energizer fails to adequately protect its intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.

In fiscal 2011, the vast majority of our total revenues were from products bearing proprietary trademarks and brand names. In addition, Energizer owns or licenses from third parties a considerable number of patents, patent applications and other technology. Accordingly, Energizer relies on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. There is a risk that Energizer will not be able to obtain and perfect or maintain our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. In addition, even if such rights are protected in the United States, the laws of some other countries in which Energizer's products are or may be sold do not protect intellectual property rights to the same extent as the laws of the United States. We cannot be certain that our intellectual property rights will not be invalidated, circumvented or challenged in the future, and Energizer could incur significant costs in connection with legal actions relating to such rights. If other parties infringe our intellectual property rights, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands and harm our sales.

We may not be able to continue to identify and complete strategic acquisitions and effectively integrate acquired companies to achieve desired financial benefits.

We have completed four significant acquisitions since becoming an independent company in 2000, including, most recently, the acquisition of ASR in fiscal 2011. We expect to continue making acquisitions if appropriate opportunities arise. However, we may not be able to identify and successfully negotiate suitable strategic acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Furthermore, our existing operations may encounter unforeseen operating difficulties and may require significant financial and managerial resources, which would otherwise be available for the ongoing development or expansion of our existing operations.

Even if we can complete future acquisitions, we face significant challenges in consolidating functions and effectively integrating procedures, personnel, product lines, and operations in a timely and efficient manner. The integration process can be complex and time consuming, may be disruptive to our existing and acquired business, and may cause an interruption of, or a loss of momentum in, the business. Even if we can successfully complete the integration of acquired businesses into our operations, there is no assurance that anticipated cost savings, synergies, or revenue enhancements will be realized within the expected time frame, or at all.

The integration of Energizer's and ASR's businesses may not be successful or anticipated benefits from the acquisition may not be realized.

The integration of the operations of the recently acquired ASR business with Energizer's business will continue to require a significant amount of time and attention as well as financial resources. Furthermore, ASR offers private label products, a product group in which we have limited experience.

Even if we are able to successfully combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the acquisition, or realize these benefits within the time frame that is currently expected. The benefits of the acquisition may also be offset by operating losses relating to changes in commodity pricing, or in increased competition, or by risks and uncertainties relating to the combined company's private label and branded products. If we fail to realize the benefits we anticipate from the acquisition, our results of operations may be adversely affected.

Additional descriptions of risk factors impacting Energizer appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" are included in Exhibit 13 attached hereto, which will also appear in the Energizer Holdings, Inc. 2011 Annual Report to Shareholders.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

A list of Energizer's principal plants and facilities as of the date of filing. Management believes that the Company's production facilities are adequate to support the business efficiently and that the properties and equipment have been well maintained.

HOUSEHOLD PRODUCTS

North America

Asheboro, NC (2)
Bennington, VT
Garrettsville, OH
Marietta, OH
Maryville, MO
St. Albans, VT
Walkerton, Ontario, Canada (5)
Westlake, OH (3)

Asia

Bogang, People's Republic of China (1)(9)
Cimanggis, Indonesia (8)
Ekala, Sri Lanka
Johor, Malaysia
Jurong, Singapore (8)
Tianjin, People's Republic of China (1)

Africa

Alexandria, Egypt
Nakuru, Kenya (4)

PERSONAL CARE

North America

Milford, CT
Verona, VA
Obregon, Mexico (1)
Mexico City, Mexico (1)
Knoxville, TN
Dover, DE (6)
Sidney, OH (7)
Ormond Beach, FL
Allendale, NJ (1)(3)
Racine, Wisconsin (10)

Asia

Nazareth, Israel
Guangzhou, People's Republic of China (1)

Europe

Nove Modlany, Czech Republic (1)
Solingen, Germany

South America

Sao Paolo, Brazil (11)
Santa Catarina, Brazil (1)

ADMINISTRATIVE AND EXECUTIVE OFFICES

St. Louis, Missouri (1)
Shelton, CT (1)
Mississauga, Ontario, Canada (1)
Cedar Knolls, NJ (1)

In addition to the properties identified above, Energizer and its subsidiaries own and/or operate sales offices, regional offices, storage facilities, distribution centers and terminals and related properties.

(1) Leased (2) Two plants and separate packaging facility (3) Research facility (4) Less than 20% owned interest (5) Bulk packaging or labeling (6) Three facilities, one of which is leased (7) Two facilities, one of which is leased (8) Facility is owned, but land is leased (9) Two facilities (10) Outsourced Shave prep manufacturing (11) Outsourced Personal Care Mfg.

Item 3. ***Legal Proceedings***

The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company business. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to the Company's financial position, taking into account established accruals for estimated liabilities. These liabilities, however, could be material to results of operations or cash flows for a particular quarter or year.

See also the discussion captioned "Governmental Regulation and Environmental Matters" under Item 1 above.

Item 4. (Removed and Reserved).

Item 4a. ***Executive Officers Of The Registrant.***

A list of the executive officers of Energizer and their business experience follows. Ages shown are as of December 31, 2011. Executive officers are appointed by, and hold office at the discretion of, our Board of Directors, subject to the terms of any employment agreements.

Ward M. Klein- Chief Executive Officer of Energizer since January, 2005. Prior to his current position he served as President and Chief Operating Officer from 2004 to 2005, and as President, International from 2002 to 2004. Mr. Klein joined Ralston Purina Company in 1979. He also served as President and Chief Operating Officer - Asia Pacific and PanAm from 2000 to 2002, as Vice President - Asia Pacific for Energizer from March to September, 2000, as Vice President and Area Chairman, Asia Pacific, Africa and Middle East for battery operations from 1998 to 2000, as Area Chairman, Latin America from 1996-98, as Vice President, General Manager Global Lighting Products, 1994-96 and as Vice President of Marketing, 1992-94. Age: 56.

Joseph W. McClanathan- President and Chief Executive Officer, Energizer Household Products since November, 2007. Prior to his current position and title, he served as President and Chief Executive Officer, Energizer Battery from 2004 to 2007, and President, North America from 2002 to 2004. Mr. McClanathan joined the Eveready Battery division of Union Carbide Corporation in 1974. He served as Vice President, North America of Energizer from 2000 to 2002, as Vice President and Chairman, North America of Eveready Battery Company, Inc. from 1999 to 2000, as Vice President, Chief Technology Officer from 1996 to 1999, and as Vice President, General Manager, Energizer Power Systems division from 1993 to 1996. Age: 59.

David P. Hatfield- President and Chief Executive Officer, Energizer Personal Care since November, 2007. Prior to his current position and title, he served as President and Chief Executive Officer, Schick-Wilkinson Sword from April to November, 2007, as Executive Vice President and Chief Marketing Officer, Energizer Battery from 2004 to 2007, as Vice President, North American and Global Marketing, from 1999 to 2004. Age: 51.

Daniel J. Sescleifer- Executive Vice President and Chief Financial Officer of Energizer since October, 2000. Mr. Sescleifer served as Vice President and Treasurer of Solutia Inc. from July-October, 2000, as Vice President and Treasurer of Ralcorp Holdings, Inc, from 1996 to 2000, and as Director, Corporate Finance of Ralcorp Holdings, Inc. from 1994 to 1996. Age: 49.

Gayle G. Stratmann- Vice President and General Counsel of Energizer since March, 2003. Ms. Stratmann joined Eveready Battery Company, Inc. in 1990. Prior to her current position, she served as Vice President, Legal Matters - Operations of Eveready Battery Company, Inc. since 2002. From 1996 to 2002, she served as Assistant General Counsel - Domestic. Ms. Stratmann has notified the Company that she will retire from the Company in the first half of calendar 2012. Age: 55.

Peter J. Conrad- Vice President, Human Resources of Energizer since March, 2000. Mr. Conrad joined Eveready Battery Company, Inc. in 1997. Prior to his current position, he served as Vice President, Human Resources from 1997 to 2000. Mr. Conrad served as Vice President, Human Resources for Protein Technologies International, Inc., a former subsidiary of Ralston Purina Company, from 1995-97. Age: 51.

PART II

Item 5. ***Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities.***

ENR Stock is listed on the New York Stock Exchange. As of September 30, 2011, there were approximately 11,500 shareholders of record of the ENR Stock.

The following table sets forth the range of market prices for ENR Stock for the period from October 1, 2009 to September 30, 2011. No dividends were declared or paid on ENR Stock during that period, and the Company does not currently intend to pay dividends during fiscal year 2012.

Market Price Range

	FY2011		FY2010	
First Quarter	$ 61.69	— $ 77.09	$ 52.58	— $ 66.90
Second Quarter	$ 61.60	— $ 75.97	$ 53.88	— $ 65.74
Third Quarter	$ 68.37	— $ 77.47	$ 50.24	— $ 63.37
Fourth Quarter	$ 64.92	— $ 84.94	$ 49.25	— $ 72.60

There have been no unregistered offerings of registrant's equity securities during the period covered by this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities. The following table reports purchases of equity securities during the fourth quarter of fiscal 2011 by Energizer and any affiliated purchasers pursuant to SEC rules, including any treasury shares withheld to satisfy employee withholding obligations upon vesting of restricted stock and the execution of net exercises.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares purchased	Average price paid per shares
July 1, 2011-July 31, 2011	1,298	$ 76.98
August 1, 2011-August 31, 2011	1,439	$ 74.66
September 1, 2011 – September 30, 2011	25	$ 65.03

With respect to the above table, the number of shares withheld in connection with employee withholding obligations was as follows: 3,351 in July, 8,431 in August and 86 in September.

No other shares of common stock were purchased during the quarter ended September 30, 2011. Subsequent to the end of the fiscal year which ended September 30, 2011 and through November 20, 2011, the Company repurchased an additional 0.8 shares of its common stock at a cost of approximately $56.

The following graph compares the cumulative 5-year total return provided to shareholders on Energizer Holdings, Inc.'s common stock relative to the cumulative total returns of the S&P Midcap 400 index and the S&P Household Products index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 9/30/2006 and its relative performance is tracked through 9/30/2011. These indices are included only for comparative purposes as required by Securities and Exchange Commission rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the Common Stock. They are not intended to forecast possible future performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Energizer Holdings, Inc., the S&P Midcap 400 Index and the S&P Household Products Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/06
9/07
9/08
9/09
9/10
9/11

—— Energizer Holdings, Inc. —— S&P Midcap 400 —— S&P Household Products

*$100 invested on 9/30/06 in stock or index, including re nvestment of dividends.
Fiscal year ending September 30.

Years are updated, other info is not.	9/06	9/07	9/08	9/09	9/10	9/11
Energizer Holdings, Inc.	**100.00**	**126.97**	**195.50**	**142.06**	**117.00**	**118.57**
S&P Midcap 400	**100.00**	**106.56**	**126.55**	**105.44**	**102.16**	**120.33**
S&P Household Products	**100.00**	**108.86**	**125.07**	**127.12**	**113.67**	**122.05**

Item 6. ***Selected Financial Data.***

See "ENERGIZER HOLDINGS, INC. - SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

See the information appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk.***

See the information appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - Market Risk Sensitive Instruments and Positions" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 8. ***Financial Statements and Supplementary Data.***

The consolidated financial statements of Energizer and its subsidiaries, together with the report thereon of PricewaterhouseCoopers LLP, and the supplementary data under "ENERGIZER HOLDINGS, INC. - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Quarterly Financial Information (Unaudited)" are included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

We maintain a comprehensive set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported accurately and within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Energizer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of September 30, 2011, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2011, the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance of the achievement of the objectives described above. They have also determined in their evaluation that there was no change in the Company's internal control over financial reporting during the quarter ended September 30, 2011 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of the Independent Registered Public Accounting Firm of the Energizer Holdings, Inc. is included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

The information required by this item, appearing under the Section captioned "Executive Officers of the Registrant" in Item 4a, Part I of this Annual Report on Form 10-K, and the information which will be in our Proxy Statement under the captions "*Information about Nominees and other Directors,*" "Information about Nominees and other Directors - Board of Directors Standing Committees," and "Information about Nominees and other Directors - Board of Directors Standing Committees - Committee Charters, Governance and Codes of Conduct," is hereby incorporated by reference.

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is set forth in our 2011 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Company has adopted business practices and standards of conduct that are applicable to all employees, including its Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Controller. The Company has also adopted a code of business conduct applicable to the Board of Directors. The codes have been posted on the Company's website at www.energizerholdings.com under "About Energizer-Codes of Conduct." In the event that an amendment to, or a waiver from, a provision of one of the codes of ethics occurs and it is determined that such amendment or waiver is subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company intends to satisfy such disclosure by posting such information on its website for at least a 12-month period.

Item 11. ***Executive Compensation.***

The information required by this item, which will be in our Proxy Statement under the captions "Director Compensation", "Executive Compensation," "Board of Directors Standing Committees – Compensation Committee Interlocks and Insider Participation" and "Nominating and Executive Compensation Committee Report," is hereby incorporated by reference. The information contained in "Report of the Nominating and Executive Compensation Committee" shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of the Exchange Act, except to the extent that the Company specifically incorporates such information into a document filed under the Securities Act or the Exchange Act.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

The information required by this item, which will be in our Proxy Statement under the captions "Stock Ownership Information," and "Equity Compensation Plan Information" is hereby incorporated by reference.

Item 13. ***Certain Relationships and Related Transactions.***

The information required by this item, which will be in our Proxy Statement under the captions "Director Independence" and "Certain Relationships and Related Transactions," is hereby incorporated by reference.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item, which will be in our Proxy Statement under the caption "Item 4. Ratification of Appointment of Independent Auditor," is hereby incorporated by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

A. Documents filed with this report:

1. Financial statements included as Exhibit 13 attached hereto and incorporated by reference herein:
   - Report of Independent Registered Public Accounting Firm.
   - Consolidated Statements of Earnings and Comprehensive Income -- for years ended September 30, 2011, 2010 and 2009.
   - Consolidated Balance Sheets -- at September 30, 2011 and 2010.
   - Consolidated Statements of Cash Flows -- for years ended September 30, 2011, 2010, and 2009.
   - Consolidated Statements of Shareholders' Equity -- at September 30, 2011, 2010 and 2009.
   - Notes to Consolidated Financial Statements.

   Financial statements of the Registrant's 50% or less owned companies have been omitted because, in the aggregate, they are not significant.

2. Financial Statement Schedules.

   Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits Required by Item 601 of Regulation S-K. Pursuant to the Instructions to Exhibits, certain instruments defining the rights of holders of long-term debt securities of the Company and its consolidated subsidiaries are not filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. A copy of such instrument will be furnished to the Securities and Exchange Commission upon request.

2.1 Agreement and Plan of Reorganization (incorporated by reference to Exhibit 2.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).

2.2 Agreement and Plan of Merger among Energizer, ETKM, Inc., and Playtex Products, Inc. dated July 12, 2007 (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed July 13, 2007).

2.3 Asset Purchase Agreement, dated as of May 10, 2009, by and between S.C. Johnson & Son, Inc., a Wisconsin corporation and Energizer (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed May 11, 2009).

2.4 Asset Purchase Agreement dated as of October 8, 2010, by and between American Safety Razor, LLC, a Delaware limited liability company, and Energizer (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed October 13, 2010).***

3.1 Articles of Incorporation of Energizer Holdings, Inc. (incorporated by reference to Exhibit 3.1 of Energizer's Amendment No. 3 to Form 10, filed March 16, 2000).

3.2 Amended Bylaws of Energizer Holdings, Inc., restated as of April 25, 2011 (incorporated by reference to Exhibit 3.1 of Energizer's Current Report on Form 8-K, filed April 27, 2011).

4.1 Rights Agreement between Energizer Holdings, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).

4.2 Indenture, dated as of May 19, 2011, by and among Energizer Holdings, Inc., the guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Energizer's Current Report on Form 8-K, filed May 19, 2011).

4.3 First Supplemental Indenture, dated as of May 19, 2011, by and among Energizer Holdings, Inc., the guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Energizer's Current Report on Form 8-K, filed May 19, 2011).

4.4 Registration Rights Agreement, dated as of May 16, 2011, by and among Energizer Holdings, Inc., the guarantors named therein, and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and JP Morgan Securities LLC, as representatives of the Initial Purchasers named therein (incorporated by reference to Exhibit 4.3 of Energizer's Current Report on Form 8-K, filed May 19, 2011).

10.1 Tax Sharing Agreement (incorporated by reference to Exhibit 2.2 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).

10.2 Energizer Holdings, Inc. Incentive Stock Plan (incorporated by reference to Exhibit 10.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.3 Form of Indemnification Agreements with Executive Officers and Directors (incorporated by reference to Exhibit 10.4 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.4 Executive Long Term Disability Plan (incorporated by reference to Exhibit 10.7 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.5 Executive Group Personal Excess Liability Insurance Plan (incorporated by reference to Exhibit 10.9 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.6 Form of Non-Qualified Stock Option dated September 23, 2002 (incorporated by reference to Exhibit 10(i) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2002).*

10.7 Form of Non-Qualified Stock Option dated September 23, 2002 incorporated by reference to Exhibit 10(ii) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2002).*

10.8 Form of Non-Qualified Stock Option dated January 27, 2003 (incorporated by reference to Exhibit 10(i) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2002).*

10.9 Stock and Asset Purchase Agreement between Pfizer Inc. and Energizer Holdings, Inc. (incorporated by reference to Exhibit 10(vi) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2002).

10.10 Form of Restricted Stock Equivalent Award Agreement dated May 19, 2003 (incorporated by reference to Exhibit 10(ii) of Energizer's Amended Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).*

10.11 Form of Non-Qualified Stock Option dated May 19, 2003 (incorporated by reference to Exhibit 10(iii) of Energizer's Amended Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).*

10.12 Energizer Holdings, Inc. Note Purchase Agreement dated as of June 1, 2003 (incorporated by reference to Exhibit 10(viii) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).

10.13 Amended and Restated Prepaid Share Option Transaction Agreement between Energizer Holdings, Inc. and Citigroup Global Markets Limited dated as of August 28, 2003 (incorporated by reference to Exhibit 10(i) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2003).

10.14 Form of Non-Qualified Stock Option dated January 26, 2004 (incorporated by reference to Exhibit 10 of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2003).*

10.15 Form of Non-Qualified Stock Option dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 25, 2004).*

10.16 Form of Non-Qualified Stock Option dated January 14, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 19, 2005).*

10.17 Form of Restricted Stock Equivalent Award Agreement dated January 14, 2005 (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed January 19, 2005).*

10.18 Form of Non-Qualified Stock Option dated January 25, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 27, 2005).*

10.19 Non-Competition and Non-Disclosure Agreement with J.P. Mulcahy (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed January 27, 2005).*

10.20 2005 Note Purchase Agreement dated September 29, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed September 29, 2005).

10.21 2006 Note Purchase Agreement dated July 6, 2006 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed July 7, 2006).

10.22 Form of Term Loan Credit Agreement dated December 3, 2007 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed December 4, 2007).

10.23 2009 Restatement of Energizer Holdings, Inc. Deferred Compensation Plan, as amended and restated effective as of January 1, 2009 (incorporated by reference to Exhibit 10 of Energizer's Annual Report on Form 10-K for the year ended September 30, 2008).*

10.24 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 15, 2007).*

10.25 Form of 2007 Note Purchase Agreement dated October 15, 2007 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 17, 2007).

10.26 Form of 2008 Performance Restricted Stock Equivalent Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K dated as of October 13, 2008).*

10.27 Amended Executive Officer Bonus Plan (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed October 15, 2008).*

10.28 Form of Indemnification Agreement between Energizer and W. Klein (incorporated by reference to Exhibit 10 of Energizer's Current Report on Form 8-K filed November 5, 2008).*

10.29 Form of Change of Control Employment Agreements, as amended December 31, 2008 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.30 Energizer Holdings, Inc. 2000 Incentive Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.31 Form of Amendment to Certain Restricted Stock Equivalent Award Agreements (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.32 Energizer Holdings, Inc. 2009 Incentive Stock Plan, approved January 26, 2009 (incorporated by reference to Exhibit 4 of Energizer's Registration Statement on Form S-8 filed February 2, 2009).*

10.33 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed February 10, 2009).*

10.34 Third Amended and Restated Receivables Purchase Agreement dated as of May 4, 2009 among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as administrative agent and agent, Gotham Funding Corporation, as a conduit, and Victory Receivables Corporation as a conduit (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed May 6, 2009).

10.35 Amendment No. 1 to Third Amended and Restated Receivables Purchase Agreement dated as of May 5, 2009 among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as administrative agent and agent, Three Pillars Funding LLC, Gotham Funding Corporation, and Victory Receivables Corporation as conduits, and SunTrust Robinson Humphrey, Inc., as an agent (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed May 6, 2009).

10.36 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).*

10.37 Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.2 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).*

10.38 Form of Retention Stock Option Award (incorporated by reference to Exhibit 10.3 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).*

10.39 The summary of revisions to the Company's director compensation program, and the resolution authorizing personal use of corporate aircraft by the chief executive officer, is hereby incorporated by reference to Energizer's Current Report on Form 8-K filed November 4, 2009.*

10.40 Amendment No. 2 to Third Amended and Restated Receivables Purchase Agreement dated as of May 3, 2010 by and among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, The Bank of Tokyo-Mitsubishi, UFJ, LTD., New York Branch, as administrative agent and agent, Three Pillars Funding LLC, Gotham Funding Corporation, and Victory Receivables Corporation as conduits, and SunTrust Robinson Humphrey, Inc., as an agent (incorporated by reference to Exhibit 10.1 of Energizer's Quarterly Report on Form 10-Q for the period ended June 30, 2010).

10.41 Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.52 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.42 Form of Restricted Stock Equivalent Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.53 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.43 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.54 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.44 Form of Performance Restricted Stock Equivalent Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.55 of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2010).*

10.45 First Amendment to the 2009 Restatement of the Energizer Holdings, Inc. Deferred Compensation Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.49 of Amendment No. 1 to Energizer's Annual Report for the Year ended September 30, 2010 on Form 10-K/A, filed May 16, 2011).*

10.46 Amendment No. 2 to 2009 Restatement of Energizer Holdings, Inc. Deferred Compensation Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.50 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.47 2009 Restatement of Energizer Holdings, Inc. Executive Savings Investment Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.51 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.48 Amendment No. 1 to 2009 Restatement of Energizer Holdings, Inc. Executive Savings Investment Plan effective as of January 1, 2009 (incorporated by reference to Exhibit 10.52 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.49 Amendment No. 2 to 2009 Restatement of Energizer Holdings, Inc. Executive Savings Investment Plan effective as of January 1, 2010 (incorporated by reference to Exhibit 10.53 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.50 2010 Restatement of Energizer Holdings, Inc. Supplemental Executive Retirement Plan dated October 15, 2010 (incorporated by reference to Exhibit 10.54 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.51 2009 Restatement of Energizer Holdings, Inc. Financial Planning Plan dated effective as of January 1, 2009 (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.52 Energizer Holdings, Inc. Executive Health Plan 2009 Restatement, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.56 of Amendment No. 1 to Energizer's Annual Report on Form 10-K/A, filed May 16, 2011).*

10.53 Amended and Restated 2009 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to Energizer's Current Report on Form 8-K, filed January 21, 2011).*

10.54 Waiver and Amendment No. 3 to Third Amended and Restated Receivables Purchase Agreement dated as of February 24, 2011 by and among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, Three Pillars Funding LLC, as conduit and committed purchaser, Gotham Funding Corporation, and Victory Receivables Corporation as conduits, The Bank of Tokyo-Mitsubishi, UFJ, Ltd., New York Branch, as an agent, a committed purchaser and administrative agent, and SunTrust Robinson Humphrey, Inc., as an agent (incorporated by reference to Exhibit 10.2 to Energizer's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011).

10.55 Amended and Restated Revolving Credit Agreement dated as of May 6, 2011 among Energizer Holdings, Inc., a Missouri corporation, the institutions from time to time parties thereto as lenders and JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent, Bank of America, N.A., and The Bank of Tokyo-Mitsubishi UFJ, Ltd. as co-syndication agents and Citibank, N.A. and Suntrust Bank, as co-documentation agents (incorporated by reference to Exhibit 10.1 to Energizer's Current Report on Form 8-K, filed May 6, 2011).

10.56 Amendment No. 4 to Third Amended and Restated Receivables Purchase Agreement dated as of May 2, 2011 by and among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, Three Pillars Funding LLC, as conduit and committed purchaser, Gotham Funding Corporation, and Victory Receivables Corporation as conduits, The Bank of Tokyo-Mitsubishi, UFJ, Ltd., New York Branch, as an agent, a committed purchaser and administrative agent, and SunTrust Robinson Humphrey, Inc., as an agent (incorporated by reference to Exhibit 10.2 to Energizer's Current Report on Form 8-K, filed May 6, 2011).

10.57 Purchase Agreement, dated as of May 16, 2011, by and among Energizer Holdings, Inc., the guarantors named therein, and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and JP Morgan Securities LLC, as representatives of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Energizer's Current Report on Form 8-K, filed May 19, 2011).

10.58 The summary of Energizer's 2011 Annual Cash Bonus Award Program and 2011 Executive Officer Salaries is hereby incorporated by reference to Energizer's Current Report on Form 8-K filed October 19, 2010.*

10.59 Energizer Holdings, Inc. Executive Health Plan for Retired Employees, restated effective January 1, 2011.*, **

10.60 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed October 21, 2011).*

10.61 Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed October 21, 2011).*

13 Portions of the Energizer Holdings, Inc. 2011 Annual Report to Shareholders for the year ended September 30, 2011, incorporated by reference herein.**

21 Subsidiaries of Registrant.**

23 Consent of Independent Registered Public Accounting Firm.**

31.1 Section 302 Certification of Chief Executive Officer.**

31.2 Section 302 Certification of Executive Vice President and Chief Financial Officer.**

32.1 Section 1350 Certification of Chief Executive Officer.**

32.2 Section 1350 Certification of Executive Vice President and Chief Financial Officer.**

101 Attached as Exhibit 101 to this Form 10-K are the following documents formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Earnings and Comprehensive Income for the years ended September 30, 2009, 2010 and 2011, (ii) Consolidated Balance Sheets at September 30, 2010 and 2011, (iii) Consolidated Statements of Cash Flows for the years ended September 30, 2009, 2010 and 2011, (iv) Consolidated Statements of Shareholders' Equity for the years ended September 30, 2009, 2010 and 2011, and (v) Notes to Consolidated Financial Statements for the year ended September 30, 2011. In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933 or the Securities Exchange Act of 1934, or otherwise subject to liability under those sections, except as shall be expressly set forth by specific reference in such filing. The financial information contained in the XBRL-related documents is "unaudited" and "unreviewed."**

*Denotes a management contract or compensatory plan or arrangement.
**Denotes filed herewith.
***The Asset Purchase Agreement has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any factual, business or operational information about Energizer or ASR. The Asset Purchase Agreement contains representations and warranties that the parties to the Agreement made solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in confidential disclosure schedules that ASR provided to Energizer in connection with execution of the Asset Purchase Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Asset Purchase Agreement. Moreover, the representations and warranties in the Asset Purchase Agreement (i) are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders, (ii) in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts and (iii) were only made as of the date of the Asset Purchase Agreement and are modified in important part by the underlying disclosure schedules. Accordingly, investors and shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Asset Purchase Agreement, which subsequent information may or may not be fully reflected in Energizer's public disclosures. Pursuant to Item 601 (b) (2) of Regulation S-K schedules have been omitted and will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By /s/ Ward M. Klein

Ward M. Klein
Chief Executive Officer

Date: November 22, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/Ward M. Klein	
Ward M. Klein (principal executive officer)	Chief Executive Officer
/s/Daniel J. Sescleifer	
Daniel J. Sescleifer (principal financial officer)	Executive Vice President and Chief Financial Officer
/s/John J. McColgan	
John J. McColgan (controller and principal accounting officer)	Vice President and Controller
/s/J. Patrick Mulcahy	
J. Patrick Mulcahy	Chairman of the Board of Directors
/s/R. David Hoover	
R. David Hoover	Director
/s/John E. Klein	
John E. Klein	Director
/s/W. Patrick McGinnis	
W. Patrick McGinnis	Director
/s/Pamela Nicholson	
Pamela Nicholson	Director
/s/John R. Roberts	
John R. Roberts	Director
/s/John C. Hunter	
John C. Hunter	Director
/s/Bill G. Armstrong	
Bill G. Armstrong	Director

Date: November 22, 2011

(Dollars in millions, except per share and percentage data)

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements" presented later in this section. The Company reports results in two segments: Personal Care, which includes wet shave, skin care, feminine care and infant care products and Household Products, which includes batteries and portable lighting products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Non-GAAP Financial Measures

While Energizer Holdings, Inc. reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as historic and estimated future operating results, net sales and segment profit, are adjusted to exclude the impact of certain charges and recoveries, such as foreign currencies, the results of operations in Venezuela, the acquisition of American Safety Razor (ASR) and the related integration and transaction costs, the costs associated with restructuring and other realignment activities and refinancing costs. The Company believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

Company Overview

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company. Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care) and Household Products (Battery and Lighting Products).

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Energizer* and *Eveready* have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men's and women's wet shave products in the world. Its portfolio of products includes: the *Quattro for Women, Intuition, Lady Protector* and *Silk Effects Plus* women's shaving systems and the *Hydro, Quattro* and *Protector* men's shaving systems, as well as *Quattro, Xtreme 3*, and *Slim Twin/Exacta* disposable razors. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries. On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

At the beginning of fiscal 2008, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc. (Playtex), a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include *Playtex* feminine care products, *Playtex* infant care products, *Diaper Genie* diaper disposal systems, *Wet Ones* pre-moistened wipes, *Banana Boat* and *Hawaiian Tropic* sun care products, and *Playtex* household gloves.

On November 23, 2010, we completed the acquisition of ASR, as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. ASR, founded in 1875, is the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.

(Dollars in millions, except per share and percentage data)

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry sources, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry sources and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk factors" section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Fiscal 2011 Developments

American Safety Razor Acquisition

On November 23, 2010, we completed the acquisition of ASR, as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $129 and borrowings from our existing receivable securitization program. ASR is part of our wet shave product group under our Personal Care Segment. See Note 3 to the Consolidated Financial Statements for further details.

Household Products Restructuring

On March 7, 2011, the Company determined that, as part of its previously announced restructuring initiative, it would close its carbon zinc battery manufacturing facility in Cebu, Philippines and its alkaline battery manufacturing facility in La Chaux De Fonds (LCF), Switzerland. As of September 30, 2011, both facilities have ceased production. The carbon zinc and alkaline batteries previously supplied by the Cebu and LCF facilities are being produced in our remaining battery manufacturing facilities.

For the year ended September 30, 2011, the Company recorded pre-tax charges for the Household Products restructuring of $79.0, which were primarily the result of the announced closing of the Cebu and LCF facilities. These charges included severance and termination related costs of $41.8, accelerated depreciation on property, plant and equipment of $16.1, pension settlement costs of $6.1 and other related exit costs of $15.0. These costs are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income. Total cash paid for the restructuring was approximately $57 in fiscal 2011, and we estimate that the remaining amounts accrued but not paid in fiscal 2011 of approximately $7, will be paid in the first half of fiscal 2012.

In addition to the restructuring charges recorded in fiscal 2011 and noted above, the Company expects to record additional charges related to the Household Products restructuring of approximately $6 in fiscal 2012, which are expected to be more than offset by a gain on the completed November 2011 sale of the former LCF property to a third party.

We anticipate $30 to $35 of annual pre-tax savings from the restructuring by the end of fiscal 2012, of which approximately $11 has been realized in fiscal 2011.

Japan Earthquake and Related Events

On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. Further compounding the situation, nuclear power plants were damaged causing concerns about the possible meltdown of nuclear reactors and the release of harmful radioactive materials. The events have severely disrupted the Japanese economy, the third largest in the world.

Japan is the second largest market for our wet shave products, with sales of approximately $190 in fiscal 2011. Japan is not a significant battery market for Energizer. We estimate that 5% to 10% of our business is in the areas most impacted by the earthquake and tsunami. While there was an initial disruption in our ability to service the affected areas, our products are now back in distribution in the majority of retail locations. In addition, our wholesale distribution network remains intact in the affected areas. While the long-term impact of the disaster in Japan remains unclear, it should be noted that the Company does not have manufacturing facilities in Japan, and assets in Japan are essentially working capital in nature. The Company sources certain materials from Japan. At this point, we have not had any major supply disruptions or asset impairments. We continue to monitor developments in Japan in the aftermath of the disaster.

(Dollars in millions, except per share and percentage data)

Senior Notes Offering

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November 2011. The majority of the proceeds were used to repay existing indebtedness including refinancing $475 of private placement notes with maturities ranging from 2011 to 2013. The early retirement of certain of the private placement notes resulted in make-whole payments totaling $19.9, pre-tax, which is reflected as a separate line item on the attached Statements of Earnings and Comprehensive Income. The issuance of the notes extended the maturities of our long-term debt, and reduced the level of scheduled principal repayments in 2012 and 2013.

Financial Results

For the year ended September 30, 2011, net earnings were $261.2, or $3.72 per diluted share, compared to net earnings of $403.0, or $5.72 per diluted share, in fiscal 2010 and $297.8, or $4.72 per diluted share, in fiscal 2009. Total average diluted shares outstanding were 70.3 million, 70.5 million and 63.1 million for fiscal 2011, 2010 and 2009, respectively. In fiscal 2011, the Company repurchased 3.7 million shares with the majority repurchased in the fourth fiscal quarter. We estimate that the share repurchase positively impacted diluted earnings per share by approximately $0.06 for fiscal 2011.

Diluted earnings per share (EPS) for each fiscal year were impacted by certain items related to restructuring and realignment activities, costs associated with the acquisition and integration of acquired businesses, refinancing activities, the devaluation and implementation of highly inflationary accounting in Venezuela, and certain tax adjustments to update prior year provisions/ benefits and net deferred tax balances and recognize the tax benefit of certain foreign dividends. The impacts of these items on reported net earnings per diluted share are provided below as a reconciliation of net earnings per diluted share to adjusted net earnings per diluted share, which is a non-GAAP measure.

	For The Years Ended September 30,		
	2011	2010	2009
Diluted EPS - GAAP	**$ 3.72**	$ 5.72	$ 4.72
Impacts, net of tax: Expense (Income)			
Household Products restructuring	**0.89**	—	—
Early debt retirement / duplicate interest	**0.21**	—	—
Other realignment/integration	**0.15**	0.10	0.13
Acquisition inventory valuation	**0.06**	—	0.04
Venezuela (VZ) devaluation/other	**0.03**	0.20	—
PTO Adjustment	—	—	(0.24)
VERO/Separation Costs	—	—	0.39
Valuation allowance, other tax adjustments	**0.14**	(0.42)	0.02
Diluted EPS - adjusted (Non-GAAP)	**$ 5.20**	$ 5.60	$ 5.06

(Dollars in millions, except per share and percentage data)

Operating Results

Net Sales

Net Sales - Total Company
For the Years Ended September 30,

	2011	% Chg	2010	% Chg	2009
Net sales - prior year	$ 4,248.3		$ 3,999.8		$ 4,331.0
Organic change	42.0	1.0 %	80.7	2.1 %	(164.3)
Impact of currency	108.4	2.6 %	101.4	2.5 %	(224.3)
Change in VZ - post devaluation	(15.3)	(0.4)%	(23.3)	(0.6)%	—
Incremental impact of acquisitions	262.3	6.2 %	89.7	2.2 %	57.4
Net sales - current year	$ 4,645.7	9.4 %	$ 4,248.3	6.2 %	$ 3,999.8

Net sales for fiscal 2011 were $4,645.7, an increase of $397.4, or 9.4%, as compared to fiscal 2010, due primarily to the inclusion of ASR and the favorable impacts of currencies. On an organic basis, net sales for the fiscal year increased 1% as higher sales in Personal Care due, in part, to the *Schick Hydro* launch, higher sales of disposable razors and stronger Skin Care revenue were offset by declines in Household Products and legacy men's razor systems.

Net sales for fiscal 2010 were $4,248.3, an increase of $248.5, or 6.2%, as compared to fiscal 2009, including the favorable impact of currencies of approximately $100, and a year-over-year increase of approximately $90 from the full year ownership of the *Edge* and *Skintimate* shave preparation brands. The total year growth was also positively impacted by the *Schick Hydro* launch in the third quarter of fiscal 2010. The devaluation and difficult economic conditions in Venezuela resulted in a reduction in net sales of approximately $23 in fiscal 2010. Net sales for both Personal Care and Household Products grew approximately 2% on an organic basis in fiscal 2010.

For further discussion regarding net sales in Personal Care and Household Products, please see the section titled "Segment Results" provided below.

Gross Profit
Gross profit dollars were $2,145.7 in fiscal 2011, an increase of $126.4, or 6.3% as compared to $2,019.3 in fiscal 2010 and $1,858.6 in fiscal 2009.

Gross Margin as a percent of net sales for fiscal 2011 was 46.2%, down 130 basis points as compared to fiscal 2010. This decrease was due primarily to the inclusion of value priced ASR products, which reduced gross margin by approximately 130 basis points during the period. In addition, higher commodity costs primarily in batteries, and higher coupon and trade promotion related to the *Schick Hydro* launch were offset by favorable currencies and product mix.

Gross margin as a percent of net sales was 47.5% in fiscal 2010 and 46.5% in fiscal 2009. The margin percentage increase in fiscal 2010 was due primarily to favorable currencies, excluding Venezuela, which added approximately 90 basis points.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $856.1, or 18.4% of net sales as compared to $765.7, or 18.0% of net sales for fiscal 2010. The dollar increase of $90.4 was due to the inclusion of approximately $49 of expenses related to ASR, which were not incurred in the prior year, the unfavorable impact of currencies of approximately $19, investments in growth initiatives of approximately $12 and approximately $10 in higher pension expenses due primarily to the actuarial impact of lower market discount rates on the value of pension liabilities. ASR expenses in fiscal 2011 included approximately $13 million of non-recurring transaction/integration expenses. SG&A increased $23.1 in fiscal 2010 as compared to fiscal 2009 due primarily to the impact of annual merit increases and support of growth initiatives.

Advertising and Promotion
For fiscal 2011, advertising and promotion (A&P) was $524.0, an increase of $62.7 as compared to fiscal 2010. A&P as a percent of net sales for fiscal 2011 was 11.3% as compared 10.9% of net sales in fiscal 2010. Excluding the net sales and A&P related to ASR, which has a relatively low level of consumer spending in comparison to our other products, A&P as a percent

(Dollars in millions, except per share and percentage data)

of sales was 11.9% for fiscal 2011, up approximately 100 basis points as compared to fiscal 2010 due primarily to support for the launch of *Schick Hydro*. A&P increased $46.8 in fiscal 2010 as compared to fiscal 2009 due to increased spending including support of the Company's *Schick Hydro* launch in April 2010.

A&P expense was 11.3% (11.9% excluding the impact of ASR), 10.9% and 10.4% of sales for fiscal 2011, 2010 and 2009, respectively. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

We expect A&P as a percent of net sales for fiscal 2012 will track closer to historical rates from fiscal 2010 and 2009. We remain committed to investing in innovation, brand and category development and other growth opportunities.

Research and Development

Research and development (R&D) expense was $108.3 in fiscal 2011, $97.1 in fiscal 2010 and $90.5 in fiscal 2009. The increased expense in fiscal 2011 reflects additional spending in support of the Company's growth initiatives and the inclusion of ASR, which added approximately $7. As a percent of sales, R&D expense was approximately 2.3% in all three fiscal years presented.

Interest, Cost of Debt Early Retirement and Other Financing Expense, net

Interest expense for fiscal 2011 was $121.4, a decrease of $4.0 as compared to fiscal 2010 due primarily to lower average borrowings. In May, 2011, the Company issued $600.0 principal amount of 4.70% senior notes due May 2021, with interest paid semi-annually beginning in November 2011. A significant portion of the net proceeds from the issuance of the senior notes were used for the early redemption of certain private placement notes. This early redemption required a notice period, which delayed our repayment of the private placement notes. We incurred approximately $3 of duplicate interest expense as a result of this notice period. Exclusive of this duplicate cost, total interest expense for the full fiscal year in 2011 was down $7.0 compared to fiscal 2010.

As noted previously, the Company utilized a majority of the proceeds from its Senior Note issuance in May 2011 to repay existing indebtedness including $475 of private placement notes with maturities ranging from 2011 to 2013. The early retirement of certain of the private placement notes resulted in make-whole payments totaling $19.9, pre-tax, which is reflected as a separate line item on the attached Statements of Earnings and Comprehensive Income.

Other financing expense, net was $31.0 in fiscal 2011 due primarily to losses on foreign exchange hedging contracts of approximately $25, which were more than offset by the impact of favorable currencies included in divisional segment profit results, which were approximately $55, and are detailed later in this discussion.

Interest expense for fiscal 2010 decreased $19.3 as compared to fiscal 2009 due primarily to lower average borrowings. Other financing expense, net was $26.4 for fiscal 2010 as compared to $21.0 in fiscal 2009. The fiscal 2010 result includes an exchange loss of $18.3, pre-tax, due primarily to the impact of the devaluation of the Venezuela Bolivar Fuerte. The year-over-year change in other financing expense, net in fiscal 2010 as compared to fiscal 2009 was favorable, exclusive of the Venezuela devaluation, as the first quarter of fiscal 2009 included a significant charge related to the strengthening of the U.S. dollar during the economic crisis. This loss was not repeated in fiscal 2010.

Income Taxes

Income taxes, which include federal, state and foreign taxes, were 35.7%, 25.8% and 33.1% of earnings before income taxes in fiscal 2011, 2010 and 2009, respectively. Income taxes include the following items which impacted the overall tax rate in the fiscal years' indicated:

For Fiscal 2011:

- The Household Products restructuring included significant costs incurred in countries with comparatively low effective tax rates, which has the effect of increasing our overall effective tax rate due to a lower tax benefit associated with these costs,
- Establishment of an estimated valuation allowance for certain tax loss carryforwards of $4.5 related to costs incurred from the fiscal 2011 closure of the Swiss plant as part of the Household Products restructuring,
- Tax expense of $6.9 due to the establishment of a valuation allowance for certain foreign tax loss carryforwards, which are no longer likely to be utilized, based on a recent evaluation,
- Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of

(Dollars in millions, except per share and percentage data)

tax audits and other tax adjustments. These fiscal 2011 adjustments decreased the income tax provision by $1.7, and

- A tax benefit of $2.6 was recorded in fiscal 2011 associated with the write-up and subsequent sale of inventory acquired in the ASR acquisition.

For Fiscal 2010:

- A $23.5 tax benefit related to the favorable impact of a foreign tax credit;
- Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. The fiscal 2010 adjustment decreased the income tax provision by $6.1, and
- A $4.1 tax benefit was recorded in fiscal 2010 reflecting the local tax benefit of the Venezuela devaluation charge.

For Fiscal 2009:

- Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. This adjustment increased the tax provision by $1.5 in fiscal 2009, and
- A tax benefit of $1.4 was recorded in fiscal 2009 associated with the write-up and subsequent sale of inventory acquired in the *Edge/Skintimate* shave preparation acquisition.

The Company's effective tax rate is highly sensitive to the mix of countries, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax provision estimates could increase or decrease future tax provisions.

Segment Results

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care) and Household Products (Battery and Lighting Products). On November 23, 2010, which is in the first fiscal quarter of 2011, we completed the acquisition of ASR, which is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company's Personal Care segment. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the Household Products restructuring activities in fiscal 2011 and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the ASR acquisition in November 2010, which was $7.0 for fiscal 2011, and the *Edge* and *Skintimate* shave preparation acquisition in June 2009, which was $3.7 for fiscal 2009, as well as the related expenses and integration costs for each of the acquisitions are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisition. Such presentation reflects how management evaluates segment performance.

In fiscal 2011, the Company recorded expense of $1.8 related to the devaluation of its net monetary assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. These results reflect an exchange rate of 5.6 Venezuelan Bolivar Fuerte to one U.S. dollar. In the prior fiscal year, the Company recorded a pre-tax loss of $18.3 due primarily to the devaluation of our Venezuela affiliates' U.S. dollar based intercompany payable as a result of the devaluation of the exchange rate between the U.S. dollar and the Venezuelan Bolivar Fuerte. These impacts, which are included in other financing on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and operating expenses, have been negatively impacted on a net basis in fiscal 2011 as compared to fiscal 2010 by translating at less favorable exchange rates, primarily in the first fiscal quarter of 2011, and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The segment impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are shown separately in the tables provided in the division discussions. See Note 5 to the Consolidated Financial Statements for further details.

(Dollars in millions, except per share and percentage data)

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of certain private placement notes resulted in "make whole" payments totaling $19.9 pre-tax, which are reflected as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income as well as the reconciliation of segment results to total earnings before income taxes. See Notes 12 and 19 to the Consolidated Financial Statements for further details.

This structure is the basis for the Company's reportable operating segment information, as included in the tables in Note 19 to the Consolidated Financial Statements for the fiscal years ended September 30, 2011, 2010 and 2009.

PERSONAL CARE

Net Sales - Personal Care Products
For the years ended September 30,

	2011	**% Chg**	2010	% Chg	2009
Net sales - prior year	**$ 2,048.6**		$ 1,890.3		$ 1,856.7
Organic growth	**91.9**	**4.5 %**	34.8	1.9 %	56.2
Impact of currency	**53.5**	**2.6 %**	43.7	2.3 %	(80.0)
Change in VZ - post devaluation	**(6.6)**	**(0.3)%**	(9.9)	(0.5)%	—
Incremental impact of acquisitions	**262.3**	**12.8 %**	89.7	4.7 %	57.4
Net sales - current year	**$ 2,449.7**	**19.6 %**	$ 2,048.6	8.4 %	$ 1,890.3

Net sales for fiscal 2011 were $2,449.7, up $401.1 or 19.6%, as compared to fiscal 2010. This increase included 4.5% of organic sales growth and the remainder was driven by the inclusion of ASR and favorable currencies. The full year net sales growth was driven primarily by:

- Net sales in Wet Shave increased 29% including the impact of ASR and favorable currencies, offset by a net sales decline in Venezuela. Organic sales grew 6% in Wet Shave due to the launch of *Schick Hydro* men's systems and shave preparations, and higher sales of disposable razors, which were partially offset by lower sales of legacy men's systems, and

- Skin Care net sales increased 9% (7% organic and 2% currencies) due to the favorable impact of lower prior year sun care returns and higher shipments for the current sun care season.

Net sales for fiscal 2010 were $2,048.6, up $158.3 or 8.4%, as compared to fiscal 2009, including approximately $44 of favorable currencies, partially offset by reduced net sales in Venezuela of $10 due to the devaluation of the Bolivar Fuerte and unfavorable macroeconomic conditions within the country. Excluding the impact of currencies and Venezuela, sales increased approximately $35 from organic growth and $90 from the acquisition of *Edge* and *Skintimate*, including:

- Wet Shave net sales for fiscal 2010 increased approximately $126, or 11% as compared to fiscal 2009, due to the full year impact of the *Edge* and *Skintimate* brands acquisition, which added approximately $90 to net sales, and the launch of *Schick Hydro.*

- Infant Care sales increased 2% driven by *Diaper Genie* and cups, offset by lower sales of bottles. Skin Care sales increased 3% on higher shipments of *Hawaiian Tropic*, and lower end of season sun care returns partially offset by lower shipments of *Wet Ones* as fiscal 2010 volumes returned to more normalized demand post H1N1 consumption peaks. Feminine Care sales decreased 8% on lower shipments of *Gentle Glide* due to significant competitive activity partially offset by continued growth of *Sport* tampons.

(Dollars in millions, except per share and percentage data)

Segment Profit - Personal Care Products
For the years ended September 30,

	2011	% Chg	2010	% Chg	2009
Segment profit - prior year	**$ 366.6**		$ 341.1		$ 322.5
Operations	**(11.9)**	**(3.2)%**	(25.1)	(7.3)%	33.8
Impact of currency	**26.9**	**7.3 %**	24.9	7.3 %	(20.0)
Change in VZ - post devaluation	**(1.2)**	**(0.3)%**	3.2	0.9 %	—
Incremental impact of acquisitions	**28.0**	**7.6 %**	22.5	6.6 %	4.8
Segment profit - current year	**$ 408.4**	**11.4 %**	$ 366.6	7.5 %	$ 341.1

Segment profit for fiscal 2011 was $408.4, up $41.8, or 11.4%, due to the favorable impacts of the inclusion of ASR and currencies. This was partially offset by lower operational results of approximately $12, or 3%, due to increased A&P in support of the *Schick Hydro* launch partially offset by higher margin from the organic sales growth noted above.

Segment profit for fiscal 2010 was $366.6, up $25.5, or 7.5%, as compared to fiscal 2009, due to the favorable impact of currencies of approximately $25, exclusive of Venezuela. Excluding the impact of favorable currencies, segment profit was essentially flat as higher gross margin from the increased sales noted above was offset by higher A&P and overhead spending due, in part, to the support of the April 2010 *Schick Hydro* launch in North America and the full year impact of spending behind *Edge* and *Skintimate*. Overall, the Venezuela devaluation and related deterioration in economic conditions in the country did not have a material impact on year-over-year segment profit.

Looking forward in Personal Care and inclusive of a full year of ASR results, we expect segment profit growth in fiscal 2012 will be primarily driven by mid-single digit organic sales growth. We plan to continue to invest in trial generating activities, brand equity and growth opportunities across all of our Personal Care categories to grow our sales and continue to enhance the long term health of the business.

Finally, as noted in our discussion of the ASR acquisition, ASR manufactures and sells industrial and specialty blades. This is a relatively small product line, with annualized sales of less than $50 and comparatively lower operating margins. We are evaluating the potential sale of this business, as it is not strategic and does not integrate well into our existing Wet Shave product line. We estimate that the carrying value of the assets that may be sold was approximately $30 at September 30, 2011. On November 7, 2011, which is our first fiscal quarter of 2012, the Board of Directors delegated authority to pursue and approve a potential sale of the industrial blade assets to senior management. The review of this potential action remains on-going and we can provide no assurance that a sale will be completed.

HOUSEHOLD PRODUCTS

Net Sales - Household Products
For the years ended September 30,

	2011	% Chg	2010	% Chg	2009
Net sales - prior year	**$ 2,199.7**		$ 2,109.5		$ 2,474.3
Organic Change	**(49.9)**	**(2.3)%**	45.9	2.2 %	(220.5)
Impact of currency	**54.9**	**2.5 %**	57.7	2.7 %	(144.3)
Change in VZ - post devaluation	**(8.7)**	**(0.4)%**	(13.4)	(0.6)%	—
Net sales - current year	**$ 2,196.0**	**(0.2)%**	$ 2,199.7	4.3 %	$ 2,109.5

For fiscal 2011, net sales were $2,196.0, essentially flat as compared to $2,199.7 for fiscal 2010. Organic sales declined 2.3% as compared to fiscal 2010 due to continued negative category value trends and increased retailer trade spending, primarily in the U.S. and Western Europe. We estimate that the dollar value of the battery category in global measured markets declined in the low single digits in fiscal 2011. This decline in organic sales on a year over year basis was offset by favorable currencies.

For fiscal 2010, net sales were $2,199.7, up $90.2 or 4.3%, including approximately $58 of favorable currencies. The currency gains were partially offset by reduced net sales in Venezuela of approximately $13 due to the reasons noted previously.

(Dollars in millions, except per share and percentage data)

Excluding the impact of currencies and Venezuela, organic sales grew 2.2% due to higher sales volume due primarily to distribution gains.

Segment Profit - Household Products
For the years ended September 30,

	2011	% Chg	2010	% Chg	2009
Segment profit - prior year	**$ 451.1**		$ 398.6		$ 489.1
Operations	**(71.3)**	**(15.8)%**	28.5	7.2 %	(14.1)
Impact of currency	**28.1**	**6.2 %**	30.6	7.7 %	(76.4)
Change in VZ - post devaluation	**2.7**	**0.6 %**	(6.6)	(1.7)%	—
Segment profit - current year	**$ 410.6**	**(9.0)%**	$ 451.1	13.2 %	$ 398.6

Segment profit for fiscal 2011 was $410.6, down $40.5, or 9.0%. The favorable impact of currencies was offset by operational results, which declined $71.3 million, or 15.8%, due primarily to category value declines, increased retailer trade spending, the unfavorable impact of higher commodity prices, and investments in growth initiatives.

Segment profit for the year ended September 30, 2010 was $451.1, up $52.5 or 13.2% as compared to fiscal 2009, including approximately $31 of favorable currencies, partially offset by lower profit in Venezuela of approximately $7. Exclusive of these impacts, segment profit increased approximately $29, or 7% operationally, due to lower raw material prices and the margin impact of higher sales.

Looking forward in Household Products, we expect segment profit to stabilize in fiscal 2012 as the favorable impacts of announced pricing initiatives and incremental restructuring savings are expected to offset anticipated continued battery category challenges, higher costs for commodities and other inflationary increases. As previously noted, we believe the global category value continues to decline overall and this trend remains a concern for fiscal 2012. In an effort to offset higher product costs, other operating costs, and investments in innovation, we recently announced a 6.7% price increase on alkaline and carbon zinc products in the U.S. effective in February 2012.

GENERAL CORPORATE AND OTHER EXPENSES

	For The Years Ended September 30,		
	2011	2010	2009
General corporate expenses	**$ 116.9**	$ 97.6	$ 83.8
Integration/other realignment	**3.0**	11.0	13.6
Sub-Total	**119.9**	108.6	97.4
Household Products restructuring	**79.0**	—	—
ASR costs:			
Deal expenses	**4.2**	0.5	—
Severance/other integration	**9.3**	—	—
Acquisition inventory valuation	**7.0**	—	3.7
VERO/separation costs	—	(0.2)	38.6
PTO adjustment	—	—	(24.1)
General corporate and other expenses	**$ 219.4**	$ 108.9	$ 115.6
% of net sales	**4.7%**	2.6%	2.9%

General Corporate and Other Expenses

For fiscal 2011, general corporate expenses, including integration/other realignment, were $119.9 an increase of $11.3 as compared to fiscal 2010, due primarily to higher corporate compensation expenses, most notably higher stock award amortization and higher pension expenses due primarily to the decline in market discount rates, which results in an increase in the actuarial value of pension liabilities. This was partially offset by lower integration and other realignment costs, exclusive of

(Dollars in millions, except per share and percentage data)

the Household Products restructuring, which is included on a separate line in the above table. In fiscal 2011, the Company incurred approximately $13 of ASR transaction and integration expenses and $7 of costs associated with the write-up and subsequent sale of the acquired ASR inventory.

For fiscal 2010, general corporate expenses, including integration/other realignment, increased $11.2 as compared to fiscal 2009 due primarily to higher corporate compensation expenses including higher annual incentive bonuses and stock award amortization.

In the fourth quarter of fiscal 2009, the Company implemented a voluntary early retirement option (VERO) for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a reduction in force (RIF) program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A.

Also in fiscal 2009, we recorded a favorable adjustment of $24.1, pre-tax, resulting from a change in the policy under which colleagues earn and vest in the Company's paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more "market" policy for PTO. The revised policy utilizes an "earn as you go" approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit.

Liquidity and Capital Resources

At September 30, 2011, the Company had $471.2 in available cash, the vast majority of which was outside of the U.S. and $438.2 available under its committed debt facilities, exclusive of available borrowings under the receivables securitization program.

On May 2, 2011, the Company amended and renewed, for a three year term, its existing receivables securitization program. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company's debt compliance covenants. At September 30, 2011, $35.0 was outstanding under this facility.

On May 6, 2011, the Company's $450 U.S. revolving credit facility was renewed for a five year term. This renewal represents an increase in the amount available under this revolving line of credit as compared to the $275 available under the facility prior to the renewal. At September 30, 2011, there were no outstanding borrowings under this facility.

As discussed previously, on May 19, 2011, the Company issued $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest payable semi-annually beginning November 2011. From a liquidity perspective, the use of proceeds from this issuance for the early redemption of certain private placement notes, with scheduled maturities through 2013, reduces the amount of contractual principal repayments required over the next two fiscal years.

Operating Activities

Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $412.5 in fiscal 2011, a decrease of $239.9 as compared to fiscal 2010. Cash flow from operations was $652.4 in fiscal 2010, an increase of $163.2 as compared to $489.2 for fiscal 2009. The decrease in cash flow from operations in fiscal 2011 was due primarily to lower operating cash flow before changes in working capital due primarily to increased investments in support of the *Hydro* launch and the negative impact of the Household Products restructuring. The increase in cash flow from operations in fiscal 2010 as compared to fiscal 2009 was due primarily to higher operating cash flow before changes in working capital.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) resulted in a negative cash flow of approximately $110 in fiscal 2011. The most significant impact was in accounts payable and other current liabilities, which decreased collectively by approximately $120 in fiscal 2011 due primarily to the level of promotional activities and the timing of payments. The unfavorable cash flow impact due to a lower levels of accounts payable and other current liabilities at the end of fiscal 2011 was partially offset by lower inventory of approximately $65 due primarily to reductions in wet shave as we anniversary the *Schick Hydro* launch and the impact of hurricane-related inventory reduction in the fourth quarter of fiscal 2011.

(Dollars in millions, except per share and percentage data)

From a working capital perspective, changes in assets and liabilities used in operations (working capital) provided positive cash flow of $26.8 in fiscal 2010, an improvement of $16.0 as compared to the cash flow generated by changes in working capital in fiscal 2009. The most significant impact was in accounts payable and other current liabilities, which increased collectively by $54.1 in fiscal 2010 due primarily to the level of promotional activities during the fourth quarter of fiscal 2010 and the timing of payments. The favorable cash flow impact due to a higher level of accounts payable and other current liabilities at the end of fiscal 2010 was partially offset by higher accounts receivable of $26.4 due primarily to inclusion of the fully integrated shave preparation brands at year-end fiscal 2010.

Investing Activities
Net cash used by investing activities was $363.5, $113.3 and $412.2 in fiscal 2011, 2010 and 2009, respectively. The most significant impact in fiscal 2011 was the acquisition of ASR for net cash of $267, which reflects a cash purchase price of $301, net of $34 of acquired cash. The Company financed this transaction with available cash of approximately $129 and borrowings from our existing receivables securitization program. Capital expenditures were $98.0, $108.7 and $139.7 in fiscal 2011, 2010 and 2009, respectively. These capital expenditures were funded by cash flow from operations. Capital expenditures decreased somewhat in fiscal 2011 due to the timing of project-related spending including capital associated with new product initiatives. See Note 19 to the Consolidated Financial Statements for capital expenditures by segment.

In fiscal 2009, the Company paid $275.0 for the acquisition of the *Edge* and *Skintimate* shave preparation brands.

Capital expenditures of approximately $100 to $110 are anticipated in fiscal 2012 with disbursements for new product and cost reduction-related capital driving the largest components of projected capital spending. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
The Company's total borrowings were $2,368.5 at September 30, 2011, including $503.5 tied to variable interest rates of which $300 is hedged via the interest rate swap agreements described below. The Company maintained total committed debt facilities of $2,818.5, exclusive of available borrowings under the receivables securitization program, of which $438.2 remained available as of September 30, 2011, as reduced by $11.8 of outstanding letters of credit.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its proforma EBITDA was 2.92 to 1, and the ratio of its proforma EBIT to total interest expense was 4.33 to 1, as of September 30, 2011. These ratios were negatively impacted by a significant portion of the pre-tax charges associated with the Household Products restructuring activities in fiscal 2011 as such charges reduced EBITDA as defined in the agreements. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be "added-back" in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, such as ASR in the first quarter of fiscal 2011, the EBITDA is calculated on a proforma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not "added-back". Total interest expense is calculated in accordance with GAAP.

The Company has staggered long-term borrowing maturities to reduce refinancing risk in any single year and to optimize the use of free cash flow. The Company believes that cash on hand, cash flows from operating activities and periodic borrowings

(Dollars in millions, except per share and percentage data)

under our credit facilities will be adequate to meet liquidity requirements prior to the maturity of the Company's term loan in December 2012, although no guarantee can be given in this regard. We anticipate that the term loan, which matures in December 2012 will be refinanced in some manner, but we can provide no assurances as to the type, nature and cost of this refinancing.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

In fiscal 2011, the Company repurchased 3.7 million shares of Energizer common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $276. Since the end of fiscal 2011 and through November 20, the Company repurchased an additional 0.8 million shares of its common stock at a total cost of approximately $56. All of the shares were purchased in the open market under the Company's current authorization from its Board of Directors. The Company has approximately 3.4 million shares remaining on this current authorization to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company's contractual obligations at September 30, 2011 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$ 2,312.5	$ 106.0	$ 706.5	$ 440.0	$ 1,060.0
Interest on long-term debt	625.6	106.6	191.8	150.9	176.3
Minimum pension funding(1)	334.3	65.7	140.1	128.5	—
Operating leases	121.1	27.8	38.1	24.4	30.8
Purchase obligations and other(2)	52.3	18.3	33.4	0.6	—
Total	$ 3,445.8	$ 324.4	$ 1,109.9	$ 744.4	$ 1,267.1

1 Globally, total pension contributions for the Company in fiscal 2012 are estimated to be approximately $65.7. The U.S. pension plans constitute 80% of the total benefit obligations and plan assets for the Company's pension plans. The estimates beyond 2012 represent future pension payments to comply with local funding requirements in the U.S. only. The projected payments beyond fiscal year 2016 are not currently determinable.

2 The Company has estimated approximately $3.7 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2011, the Company's Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $41.2, excluding $10.4 of interest and penalties. The contractual obligations table above does not include this liability beyond one year. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

Purchase obligations set forth in the table above represent contractual obligations that generally have longer terms, and are non-routine in nature. The Company also has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily individual, short-term purchase orders for the purchase of routine goods and services at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2011, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future. As such, these obligations have been excluded from the table above.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Currency Rate Exposure

A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive

(Dollars in millions, except per share and percentage data)

environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. Based on current market conditions, we do not expect currencies to have a material impact on year over year comparatives in fiscal 2012. However, volatility remains a concern as evidenced by the significant strengthening of the U.S. dollar in September 2011. So, changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies, as necessary. Additionally, the Company attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies.

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company's foreign affiliates are exposed include the U.S. dollar, the Euro, the Yen, the British pound, the Canadian dollar and the Australian dollar.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows and foreign currency derivatives with durations of generally one year or less, including forward exchange contracts. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge certain existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in fair value of the foreign currency contracts for fiscal 2011 and 2010 resulted in income of $4.5 and expense of $5.4, respectively, and was recorded in Other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. The Company had an unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $3.3 and loss of $16.8 at September 30, 2011 and 2010, respectively. Contract maturities for these hedges extend into 2013.

The Company has investments in a Venezuelan affiliate. Venezuela is considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation, including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2011, the Company had approximately $39 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including the Company's ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela, including the availability of U.S. dollars at the official foreign exchange rate.

On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. Further compounding the situation, nuclear power plants were damaged causing concerns about the possible meltdown of nuclear reactors and the release of harmful radioactive materials. The tragic events have severely disrupted the Japanese economy, the third largest in the world.

The Company is party to several foreign exchange hedging contracts for the Japanese Yen, which are accounted for as cash flow hedges. These contracts hedge the variability of cash flows resulting from changes to foreign currency exchange rates related to the cash settlement of future inventory purchases. The contracts are established and based on a forecast of future inventory purchases. At September 30, 2011, the Company had a pre-tax loss of approximately $7 included in Accumulated Other Comprehensive Loss on the Balance Sheet related to hedging contracts in Japan. This loss relates to foreign exchange contracts accounted for as cash flow hedges with maturities throughout fiscal 2012. As of September 30, 2011, contracts with

(Dollars in millions, except per share and percentage data)

maturities extending into fiscal 2013 are not material. As noted previously, we continue to monitor activities in Japan, and, to date, have not seen any material change in inventory purchasing to meet future consumer demand. However, a reduction of forecasted inventory purchases may result in a portion of current or future foreign exchange contracts to no longer qualify as cash flow hedges. This may result in an acceleration of the recognition of the amounts included in Accumulated Other Comprehensive Income in the consolidated balance sheet. At this time, we consider these forecasted inventory purchases to be probable.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax loss of $6.2 and pre-tax gain of $1.0 at September 30, 2011 and 2010, respectively. Over the next twelve months, approximately $5.6 of the loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 18 open contracts at September 30, 2011.

Interest Rate Exposure
At September 30, 2011 and 2010, the fair market value of the Company's fixed rate debt is estimated at $1,969.3 and $2,077.5, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is greater than the carrying value of the Company's debt by $104.3 and $242.5 at September 30, 2011 and 2010, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $48.1 and $18.9 at September 30, 2011 and 2010, respectively. See Note 12 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2011, the Company had $503.5 of variable rate debt outstanding, of which $300 is hedged via interest rate swap agreements as disclosed below. As a result, after giving effect to the hedged amount, a hypothetical one percentage point increase in variable interest rates would have an annual unfavorable impact of approximately $2 on the Company's earnings before taxes and cash flows, based upon the current variable debt level at September 30, 2011.

During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt for the next year at 1.9%. These hedging instruments are considered cash flow hedges for accounting purposes. The Company had an unrealized pre-tax loss on these interest rate swap agreements included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $4.7 and $7.8 at September 30, 2011 and 2010, respectively.

Stock Price Exposure
At September 30, 2011, the Company held a share option with a major financial institution to mitigate the impact of changes in certain of the Company's unfunded deferred compensation liabilities, which are tied to the Company's common stock price. The fair market value of the share option was $3.4 and $2.9 as included in other current liabilities at September 30, 2011 and 2010, respectively. The change in fair value of the total share option for fiscal 2011and 2010 resulted in expense of $0.6 and income of $0.6 respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are typically impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 30%, 32% and 31% of total Household Products net sales in fiscal 2011, 2010 and 2009, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company's sun care products are highly seasonal, which has historically resulted in higher sun care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality and timing of orders for sun care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows.

(Dollars in millions, except per share and percentage data)

They include: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

Environmental Matters

The operations of the Company, like those of other companies, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Exclusive of the impact of the acquisition of ASR, accrued environmental costs at September 30, 2011 were $7.1, of which $1.6 is expected to be spent in fiscal 2012. This accrual is not measured on a discounted basis. In addition, the Company has accrued environmental costs included in the ASR opening balance sheet at the time of acquisition of approximately $13, of which approximately $1 is expected to be spent in fiscal 2012. The ASR liability was measured at the time of the acquisition using a discount rate of 4%.

It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is unlikely. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Inflation

Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company had been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc, nickel, steel, oil and other commodities used in the Company's production and distribution have become more volatile. Looking forward, and based on current market conditions and our zinc hedging program, which has locked in the vast majority of our costs for zinc in fiscal 2012, we expect a meaningful increase in product costs in fiscal 2012 in comparison to fiscal 2011 driven by commodity costs and other inflationary increases. We cannot predict with any degree of certainty the impact of future fluctuations in the costs of commodities and raw materials.

Critical Accounting Policies

The Company identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management's Discussion and Analysis of Results of Operations and Financial Condition, where such policies materially affect the reported and expected financial results.

Preparation of the financial statements in conformity with GAAP in the U.S. requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, inventories, intangible assets and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, and contingencies. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of the Company's accounting policies.

- **Revenue Recognition** The Company derives revenues from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns, which are discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

  Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the

(Dollars in millions, except per share and percentage data)

sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collection is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to more accurately estimate potential returns. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2011 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $3.0 and our reported operating income by $2.7.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales.

The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

- **Pension Plans and Other Postretirement Benefits** The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. This has been evident in recent periods, as market discount rates utilized to determine the actuarial valuation of plan liabilities have moved significantly lower. This has resulted in higher actuarial pension liabilities and contributed to higher net periodic pension costs. We expect this trend to continue in fiscal 2012 based on market rates at October 1, 2011, which is the valuation date for the Company's pension plans. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans' estimated payouts. For the U.S. plans, which represent the Company's most significant obligations, we consider the Mercer yield curves in determining the discount rates.

  Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company's annual earnings prospectively. Based on plan assets at September 30, 2011, a one percentage point decrease or increase in actual asset returns would decrease or increase the Company's pre-tax pension expense by approximately $8. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase obligations by approximately $110.7 at September 30, 2011.

  As allowed under GAAP, the Company's U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

- **Valuation of Long-Lived Assets** The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation. See the discussion on "Acquisitions" included later in this section for further information.

- **Income Taxes** Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

  Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.

  We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund pension and other post retirement obligations and fund capital projects.

  The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

  The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly.

- **Acquisitions** The Company uses the purchase method, which requires the allocation of the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

  Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical available information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment.

However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.

During fiscal 2011, we consolidated the Playtex and Wet Shave strategic business units, which were both part of our Personal Care reporting segment, to form a single business unit. During our annual impairment testing in fiscal 2011, we tested goodwill for impairment for both Wet Shave and Playtex individually and in the aggregate, in addition to testing the goodwill associated with the Energizer reporting unit in our Household Products segment. There were no indications of impairment of goodwill noted during this testing. Going forward, we will test goodwill for impairment for two reporting units, the combined Personal Care reporting unit and the Energizer reporting unit.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various businesses. No impairment was indicated as a result of this testing. However, the recorded values of such intangible assets from more recent acquisitions, such as the Playtex acquisition, are often more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent more than 75% of total indefinite-lived intangible assets, exclusive of goodwill. We utilized a discounted cash flow model using an excess earnings valuation technique to test the Playtex trademarks for impairment. Key assumptions included a discount rate of 9% and a terminal growth rate of 3%. While no impairment was indicated during this testing, the indicated fair value for two trademarks, *Playtex* and *Wet Ones*, were relatively close to the carrying value at 114% of the carrying value (approximately $650) for the *Playtex* trademark and 107% of the carrying value (approximately $200) for the *Wet Ones* trademark.

Recently Issued Accounting Standards
See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

Forward-Looking Statements
This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future earnings, investment or spending initiatives, cost savings related to our restructuring project, the impact of certain price increases, anticipated advertising and promotional spending, the estimated impact of foreign currency movements, raw material and commodity costs, category value and future volume, sales and growth in some of our businesses. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- Energizer's ability to improve operations and realize cost savings;
- Energizer's ability to timely implement strategic initiatives in a manner that will positively impact our financial condition and results of operation;

- The impact of strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;
- The impact of raw material and other commodity costs;
- The impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty;
- The success of new products and the ability to continually develop new products;
- Energizer's ability to predict consumption trends with respect to the overall battery category and Energizer's other businesses;
- Energizer's ability to continue planned advertising and other promotional spending may be impacted by lower than anticipated cash flows, or by alternative investment opportunities;
- Energizer's effective tax rate for the year could be impacted by legislative or regulatory changes by federal, state and local, and foreign taxing authorities, as well as by the profitability or losses of Energizer's various subsidiary operations in both high-tax and low-tax countries; and
- Prolonged recessionary conditions in key global markets where Energizer competes could result in significantly greater local currency movements and correspondingly greater negative impact on Energizer than what can be anticipated from the current spot rates.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in our Annual Report on Form 10-K, for the year ended September 30, 2011 in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

Summary Selected Historical Financial Information

(In millions, except per share data)

Statements of Earnings Data (a)	FOR THE YEARS ENDED SEPTEMBER 30,				
	2011	2010	2009	2008	2007
Net sales	$ **4,645.7**	$ 4,248.3	$ 3,999.8	$ 4,331.0	$ 3,365.1
Depreciation and amortization	**181.3**	139.2	130.4	141.3	115.0
Earnings before income taxes (b)	**406.0**	543.4	445.3	473.2	434.2
Income taxes	**144.8**	140.4	147.5	143.9	112.8
Net earnings (c)	$ **261.2**	$ 403.0	$ 297.8	$ 329.3	$ 321.4
Earnings per share:					
Basic	$ **3.75**	$ 5.76	$ 4.77	$ 5.71	$ 5.67
Diluted	$ **3.72**	$ 5.72	$ 4.72	$ 5.59	$ 5.51
Average shares outstanding:					
Basic	**69.6**	70.0	62.4	57.6	56.7
Diluted	**70.3**	70.5	63.1	58.9	58.3

Balance Sheet Data	AT SEPTEMBER 30,				
	2011	2010	2009	2008 (a)	2007
Working capital	$ **1,233.3**	$ 1,176.0	$ 966.3	$ 665.1	$ 888.5
Property, plant and equipment, net	**885.4**	840.6	863.4	835.5	649.9
Total assets	**6,663.4**	6,387.9	6,149.0	5,816.7	3,525.7
Long-term debt	**2,206.5**	2,022.5	2,288.5	2,589.5	1,372.0

(a) Year over year comparatives may be impacted in varying degrees by acquisitions.

(b) Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,				
	2011	2010	2009	2008	2007
Household Products restructuring	$ **(79.0)**	$ —	$ —	$ —	$ —
Early debt retirement/duplicate interest	**(22.9)**	—	—	—	—
ASR transaction costs/integration	**(13.5)**	(0.5)	—	—	—
Acquisition inventory valuation	**(7.0)**	—	(3.7)	(27.5)	—
Other realignment/integration costs	**(3.0)**	(11.0)	(13.6)	(21.1)	(18.2)
Venezuela devaluation/other impacts	**(1.8)**	(18.3)	—	—	—
VERO/reduction in force costs	**—**	0.2	(38.6)	—	—
PTO adjustment	**—**	—	24.1	—	—
Total	$ **(127.2)**	$ (29.6)	$ (31.8)	$ (48.6)	$ (18.2)

(c) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,				
	2011	2010	2009	2008	2007
Household Products restructuring	$ **(63.3)**	$ —	$ —	$ —	$ —
Early debt retirement/duplicate interest	**(14.4)**	—	—	—	—
ASR transaction costs/integration	**(8.5)**	—	—	—	—
Acquisition inventory valuation	**(4.4)**	—	(2.3)	(16.5)	—
Other realignment/integration costs	**(2.0)**	(7.4)	(8.9)	(13.4)	(12.2)
Venezuela devaluation/other impacts	**(1.8)**	(14.2)	—	—	—
VERO/reduction in force costs	**—**	0.1	(24.3)	—	—
PTO adjustment	**—**	—	15.2	—	—
Adjustments to valuation allowances and prior years tax accruals	**(9.7)**	6.1	(1.5)	(1.1)	12.2
Tax benefits - special foreign dividend	**—**	23.5	—	—	—
Deferred tax benefit due to statutory rate change	**—**	—	—	—	9.7
Total	$ **(104.1)**	$ 8.1	$ (21.8)	$ (31.0)	$ 9.7

Responsibility for Financial Statements

The preparation and integrity of the financial statements of Energizer Holdings, Inc. (the Company) are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States of America, and in the opinion of management, fairly present the Company's financial position, results of operations and cash flows.

The Company maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

The report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on their audits of the accompanying financial statements appears herein. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework set forth in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's assessment, management has concluded that internal control over financial reporting as of September 30, 2011 was effective. The Company's internal control over financial reporting as of September 30, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 22, 2011

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEARS ENDED SEPTEMBER 30,		
Statement of Earnings	2011	2010	2009
Net sales	$ **4,645.7**	$ 4,248.3	$ 3,999.8
Cost of products sold	**2,500.0**	2,229.0	2,141.2
Gross profit	**2,145.7**	2,019.3	1,858.6
Selling, general and administrative expense	**856.1**	765.7	742.6
Advertising and promotion expense	**524.0**	461.3	414.5
Research and development expense	**108.3**	97.1	90.5
Household Products restructuring	**79.0**	—	—
Interest expense	**121.4**	125.4	144.7
Cost of early debt retirements	**19.9**	—	—
Other financing expense, net	**31.0**	26.4	21.0
Earnings before income taxes	**406.0**	543.4	445.3
Income taxes	**144.8**	140.4	147.5
Net earnings	$ **261.2**	$ 403.0	$ 297.8
Earnings Per Share			
Basic net earnings per share	$ **3.75**	$ 5.76	$ 4.77
Diluted net earnings per share	$ **3.72**	$ 5.72	$ 4.72
Statement of Comprehensive Income			
Net earnings	$ **261.2**	$ 403.0	$ 297.8
Other comprehensive (loss)/income, net of tax			
Foreign currency translation adjustments	**(8.7)**	(43.2)	12.7
Pension/postretirement activity, net of tax of $(25.6) in 2011, $(19.8) in 2010 and $(45.9) in 2009	**(26.4)**	(47.5)	(78.6)
Deferred gain/(loss) on hedging activity, net of tax of $5.3 in 2011, $(6.9) in 2010 and $0.9 in 2009	**11.7**	(11.7)	3.1
Comprehensive income	$ **237.8**	$ 300.6	$ 235.0

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,	
	2011	2010
Assets		
Current assets		
Cash and cash equivalents	**$ 471.2**	$ 629.7
Trade receivables, net	**893.6**	824.8
Inventories	**653.4**	666.3
Other current assets	**374.4**	308.7
Total current assets	**2,392.6**	2,429.5
Property, plant and equipment, net	**885.4**	840.6
Goodwill	**1,475.3**	1,316.4
Other intangible assets, net	**1,878.2**	1,774.2
Other assets	**31.9**	27.2
Total assets	**$ 6,663.4**	$ 6,387.9
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	**$ 106.0**	$ 266.0
Notes payable	**56.0**	24.9
Accounts payable	**289.6**	271.0
Other current liabilities	**707.7**	691.6
Total current liabilities	**1,159.3**	1,253.5
Long-term debt	**2,206.5**	2,022.5
Other liabilities	**1,196.3**	1,012.3
Total liabilities	**4,562.1**	4,288.3
Shareholders' equity		
Preferred stock, $.01 par value, none outstanding	**—**	—
Common stock, $.01 par value, issued 108,008,682 shares at 2011 and 2010	**1.1**	1.1
Additional paid-in capital	**1,593.6**	1,569.5
Retained earnings	**2,613.0**	2,353.9
Common stock in treasury, at cost, 40,932,950 shares at 2011 37,652,891 shares at 2010	**(1,925.7)**	(1,667.6)
Accumulated other comprehensive loss	**(180.7)**	(157.3)
Total shareholders' equity	**2,101.3**	2,099.6
Total liabilities and shareholders' equity	**$ 6,663.4**	$ 6,387.9

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEARS ENDED SEPTEMBER 30,		
	2011	2010	2009
Cash Flow from Operations			
Net earnings	**$ 261.2**	$ 403.0	$ 297.8
Adjustments to reconcile net earnings to net cash flow from operations:			
Depreciation and amortization	**181.3**	139.2	130.4
Deferred income taxes	**26.4**	(1.3)	(8.2)
Other non-cash charges	**84.2**	71.9	68.1
Other, net	**(30.4)**	12.8	(9.7)
Operating cash flow before changes in working capital	**522.7**	625.6	478.4
Changes in assets and liabilities used in operations, net of effects of business acquisitions:			
(Increase)/decrease in accounts receivable, net	**(22.5)**	(26.4)	106.7
Decrease/(increase) in inventories	**65.1**	(2.3)	21.8
(Increase)/decrease in other current assets	**(32.6)**	1.4	(8.2)
(Decrease)/increase in accounts payable	**(12.0)**	41.3	(28.1)
(Decrease)/increase in other current liabilities	**(108.2)**	12.8	(81.4)
Net cash flow from operations	**412.5**	652.4	489.2
Cash Flow from Investing Activities			
Capital expenditures	**(98.0)**	(108.7)	(139.7)
Proceeds from sale of assets	**7.6**	0.8	2.5
Acquisitions, net of cash acquired	**(267.1)**	—	(275.0)
Other, net	**(6.0)**	(5.4)	—
Net cash used by investing activities	**(363.5)**	(113.3)	(412.2)
Cash Flow from Financing Activities			
Cash proceeds from issuance of debt with original maturities greater than 90 days	**600.0**	—	—
Payment of debt issue cost	**(7.6)**	—	—
Cash payments on debt with original maturities greater than 90 days	**(576.0)**	(101.0)	(306.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	**45.7**	(151.9)	(102.0)
Common stock purchased	**(276.0)**	—	—
Proceeds from issuance of common stock	**8.2**	12.6	515.8
Excess tax benefits from share-based payments	**3.7**	5.8	3.2
Net cash (used by)/from financing activities	**(202.0)**	(234.5)	111.0
Effect of exchange rate changes on cash	**(5.5)**	(34.2)	0.1
Net (decrease)/increase in cash and cash equivalents	**(158.5)**	270.4	188.1
Cash and cash equivalents, beginning of period	**629.7**	359.3	171.2
Cash and cash equivalents, end of period	**$ 471.2**	$ 629.7	$ 359.3

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES		
	2011	2010	2009	**2011**	2010	2009
Common stock:						
Balance at beginning of year	**$ 1.1**	$ 1.1	$ 1.0	**108,009**	108,009	97,084
Net proceeds from equity offering	**—**	—	0.1	**—**	—	10,925
Ending balance	**1.1**	1.1	1.1	**108,009**	108,009	108,009
Additional paid-in capital:						
Balance at beginning of year	**1,569.5**	1,555.3	1,034.9			
Net proceeds from equity offering	**—**	—	510.1			
Activity under stock plans	**24.1**	14.2	10.3			
Ending balance	**1,593.6**	1,569.5	1,555.3			
Retained earnings:						
Balance at beginning of year	**2,353.9**	1,963.2	1,671.8			
Net earnings	**261.2**	403.0	297.8			
Activity under stock plans	**(2.1)**	(12.3)	(6.4)			
Ending balance	**2,613.0**	2,353.9	1,963.2			
Common stock in treasury:						
Balance at beginning of year	**(1,667.6)**	(1,702.4)	(1,719.3)	**(37,653)**	(38,487)	(38,901)
Treasury stock purchased	**(276.0)**	—	—	**(3,749)**	—	—
Activity under stock plans	**17.9**	34.8	16.9	**469**	834	414
Ending balance	**(1,925.7)**	(1,667.6)	(1,702.4)	**(40,933)**	(37,653)	(38,487)
Accumulated other comprehensive (loss)/income:						
Cumulative translation adjustment:						
Balance at beginning of year	**20.8**	64.0	51.3			
Foreign currency translation adjustment	**(8.7)**	(43.2)	12.7			
Ending balance	**12.1**	20.8	64.0			
Pension liability:						
Balance at beginning of year	**(162.7)**	(115.2)	(36.6)			
Pension/postretirement activity	**(26.4)**	(47.5)	(78.6)			
Ending balance, net of tax of $(99.3) in 2011, $(73.7) in 2010 and $(53.9) in 2009	**(189.1)**	(162.7)	(115.2)			
Deferred loss on hedging activity:						
Balance at beginning of year	**(15.4)**	(3.7)	(6.8)			
Activity	**11.7**	(11.7)	3.1			
Ending balance, net of tax of $(3.7) in 2011, $(9.0) in 2010 and $(2.1) in 2009	**(3.7)**	(15.4)	(3.7)			
Total accumulated other comprehensive loss	**(180.7)**	(157.3)	(54.9)			
Total shareholders' equity	**$ 2,101.3**	$ 2,099.6	$ 1,762.3			

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

(1) Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. The Company has no material equity method or variable interests.

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Foreign Currency Translation - Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders' equity section of the Consolidated Balance Sheets.

For foreign operations that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and translation adjustments for monetary assets and liabilities are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. For further information regarding the Company's Venezuela affiliate, see Note 5 of the Notes to Consolidated Financial Statements.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2011.

The Company also holds a derivative instrument contract to mitigate the risk of its deferred compensation liabilities.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These instruments are designated as cash flow hedges for accounting purposes at September 30, 2011.

The Company has interest rate risk with respect to interest expense on variable rate debt. During fiscal 2009, the Company entered into interest rate swap agreements which have been designated as cash flow hedges with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012.

(Dollars in millions, except per share and percentage data)

See further discussion in Note 15 of the Notes to Consolidated Financial Statements.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Consolidated Statements of Earnings.

Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the American Safety Razor (ASR) acquisition in fiscal 2011 and the shave preparation acquisition in fiscal 2009, the Company recorded an increase in the fair value of $7.0 and $3.7, respectively, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during the first and second quarter of fiscal 2011 as it relates to the ASR acquisition, and during the fourth quarter as it relates to the shave preparation acquisition, the adjustments were charged to cost of products sold in the respective periods.

Capitalized Software Costs - Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $5.2, $5.8 and $5.9 in fiscal 2011, 2010 and 2009, respectively.

Property, Plant and Equipment, net – Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $154.5, $119.3 and $111.0 in fiscal 2011, 2010 and 2009, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter, or when indicators of a potential impairment are present. The fair value of each reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analysis to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneously with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to identify potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product.

The Company offers a variety of programs, such as consumer coupons and similar consumer rebate programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Fair Values of Financial Instruments - Certain financial instruments are required to be recorded at fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates fair value. The fair values of long-term debt and financial instruments are disclosed in Note 15 of the Notes to Consolidated Financial Statements.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On May 12, 2011, the Financial Accounting Standards Board (FASB) issued a new accounting standard update (ASU) to Fair Value Measurements. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. These disclosures will be applied on a prospective basis beginning on January 1, 2012.

On June 16, 2011, the FASB issued a new ASU to the Presentation of Comprehensive Income. The new guidance eliminated the current option to report other comprehensive income and its components in the statement of changes in equity. This has no effect on the Company as we have historically reported comprehensive income on the Statements of Earnings and Comprehensive Income.

(Dollars in millions, except per share and percentage data)

On September 15, 2011, the FASB issued a new ASU to Testing Goodwill for Impairment. The new guidance provides an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. This guidance will be applied on a prospective basis beginning on January 1, 2012.

(3) American Safety Razor acquisition

On November 23, 2010, we completed the acquisition of ASR, as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $129 and borrowings from our existing receivable securitization program. ASR is part of our Personal Care Segment. ASR provides an important strategic fit and opportunity for the Personal Care business as it competes in the value segment of the wet shave category. The Company's legacy Wet Shave product line focuses on branded wet shave products. ASR, founded in 1875, is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades.

As of September 30, 2011, the purchase price allocation for the ASR acquisition is complete. We have determined the fair values of assets acquired and liabilities assumed for purposes of allocating the purchase price, in accordance with accounting guidance for business combinations. For purposes of the allocation, the Company has estimated a fair value adjustment for inventory based on the estimated selling price of the finished goods acquired at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. The fair value adjustment for the acquired equipment was established using a cost and market approach. The fair values of the identifiable intangible assets were estimated using various valuation methods including discounted cash flows using both an income and cost approach. In accordance with fair value measurement guidance, the Company determined that the non-financial assets and liabilities summarized below are derived from significant unobservable inputs ("Level 3 inputs").

At September 30, 2011, the allocation of the purchase price is as follows:

Cash	$	33.9
Trade receivables, net		52.4
Inventories		45.8
Identifiable intangible assets		122.3
Goodwill		161.9
Other assets		51.9
Property, plant and equipment, net		117.1
Accounts payable and other liabilities		(101.2)
Income taxes payable		(60.5)
Pension/Other Postretirement Benefits		(122.6)
Net assets acquired	$	301.0

The purchased identifiable intangible assets are as follows:

		Total	Estimated Life
Customer Relationships	$	94.4	20 years
Technology and patents		20.4	7 years
Tradenames / Brands		7.5	15 years
Total	$	122.3	

For tax purposes, Goodwill will be amortized over 15 years.

Proforma revenue and operating results for ASR are not included as they are not considered material to the Consolidated Financial Statements.

(Dollars in millions, except per share and percentage data)

(4) Household Products Restructuring

The Company continually reviews its Personal Care and Household Products business models to identify potential improvements and cost savings. On November 1, 2010, which was the first quarter of fiscal 2011, the Board of Directors (the Board) authorized a Household Products program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations. The Board authorized a broad restructuring plan and delegated authority to management to determine the final plan with respect to the initiatives.

On March 7, 2011, the Company determined that, as part of its previously announced restructuring initiative, it would close its carbon zinc battery manufacturing facility in Cebu, Philippines and its alkaline battery manufacturing facility in La Chaux De Fonds (LCF), Switzerland. The carbon zinc and alkaline batteries previously supplied by the Cebu and LCF facilities are now produced in our remaining battery manufacturing facilities.

At September 30, 2011, the Company recorded pre-tax charges for the Household Products restructuring of $79.0, which were primarily the result of the announced closing of the Cebu and LCF facilities. These charges included severance and termination related costs of $41.8, accelerated depreciation on property, plant and equipment of $16.1, pension settlement costs of $6.1 and other related exit costs of $15.0. These costs are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

The following table summarizes the Household Products restructuring activities in fiscal 2011 and the remaining accrual balance at September 30, 2011.

			Utilized		
Fiscal 2011	**Charges to Income**	**Other/ CTA**	**Cash**	**Non-Cash**	**Ending Balance**
Asset write-downs	$ 16.1	$ —	$ —	$ (16.1)	$ —
Severance & Termination Related Costs	41.8	2.3	(38.4)	—	5.7
Pension Settlement Cost	6.1	—	(6.1)	—	—
Other Related Exit Costs/CTA	15.0	(0.8)	(12.8)	—	1.4
Total	$ 79.0	$ 1.5	$ (57.3)	$ (16.1)	7.1

The Company estimates that total pre-tax charges of approximately $80 to $85 will be incurred as a result of the Household Products restructuring initiative, inclusive of the $79.0 recorded as of September 30, 2011. These charges are expected to be offset by a gain on the completed November 2011 sale of the former LCF property to a third party. We anticipate $30 to $35 of annual pre-tax savings from the restructuring by the end of fiscal 2012, of which $11 were realized in fiscal 2011.

(5) Venezuela

For fiscal 2011, the Company recorded pre-tax expense of $1.8 related to the change in the carrying value of the net monetary assets of its Venezuelan affiliate under highly inflationary accounting. This charge was included in other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income.

At December 31, 2009, which is the end of our first fiscal quarter of 2010, the Company determined that the exchange rate available in the parallel rate market was the appropriate rate to use for the translation of our Venezuela affiliates' financial statements for the purpose of consolidation based on the facts and circumstances of our business, including the fact that, at the time, the parallel rate market was the then current method used to settle U.S. dollar invoices for newly imported product. As a result, the Company recorded a pre-tax loss, net of the impact of certain settlements and adjustments, primarily as a result of devaluing its U.S. dollar based intercompany payable of approximately $18 in fiscal 2010, which was included in other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income. The pre-tax loss reflects the higher local currency expected to be required to settle this U.S. dollar based obligation due to the use of the parallel market rate at that time, which was substantially unfavorable to the then official exchange rate. This U.S. dollar intercompany payable was an obligation of our Venezuela affiliate to other Energizer affiliates for costs associated with the importing of goods for resale

(Dollars in millions, except per share and percentage data)

in Venezuela.

Effective January 1, 2010 and continuing through fiscal 2011, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2011, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting was approximately $39.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate for imported goods considered non-essential moved to an exchange rate of 4.30 to 1 U.S. dollar, which was twice the previous official rate prior to the devaluation. As noted above, the Company determined, prior to this official devaluation, that exchange rates available in the then existing parallel rate market were the appropriate rates to use for the translation of our Venezuela affiliates' financial statements, so this official devaluation action did not result in any further devaluation charges.

In May 2010, the Venezuela government introduced additional exchange controls over securities transactions in the previously mentioned parallel rate market. It established the Central Bank of Venezuela as the only legal intermediary through which parallel rate market transactions can be executed and established government control over the parallel exchange rate, which was set at approximately 5.60 to 1 U.S. dollar at September 30, 2011. At the same time, it significantly reduced the notional amount of transactions that run through this Central Bank controlled, parallel rate market mechanism.

Since foreign exchange is no longer available in the historical parallel rate market, the Company is now using the exchange rate available in the Central Bank-controlled parallel rate market as the translation rate for our Venezuela affiliates' financial statements for the purposes of consolidation, rather than the official exchange rate, as this is the rate at which the Company is obtaining U.S. dollars for the settlement of invoices on new imports. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency monetary assets to U.S. dollars in the future. As a result, further charges reflecting a less favorable exchange rate outcome are possible.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including the Company's ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate or the Central Bank-controlled parallel rate.

(6) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of our business planning cycle, we performed our annual impairment test in the fourth quarter of fiscal 2011, 2010 and 2009. During fiscal 2011, we consolidated the Playtex and Wet Shave strategic business units, which were both part of our Personal Care reporting segment, to form a single business unit. During our annual impairment testing in fiscal 2011, we tested goodwill for impairment for both Wet Shave and Playtex individually and in the aggregate, in addition to testing the goodwill associated with the Energizer reporting unit in our Household Products segment. There were no indications of impairment of goodwill noted during this testing. Going forward, we will test goodwill for impairment for two reporting units, the combined Personal Care reporting unit and the Energizer reporting unit.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/ brand names used in our various product categories. No impairment was indicated as a result of this testing. However, the recorded values of such intangible assets from more recent acquisitions, such as the Playtex acquisition, are often more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent more than 75% of total indefinite-lived intangible assets, exclusive of

(Dollars in millions, except per share and percentage data)

goodwill. We utilized a discounted cash flow model using an excess earnings valuation technique to test the Playtex trademarks for impairment. Key assumptions included a discount rate of 9% and a terminal growth rate of 3%. While no impairment was indicated during this testing, the indicated fair value for two trademarks, *Playtex* and *Wet Ones*, were relatively close to the carrying value at 114% of the carrying value (approximately $650) for the *Playtex* trademark and 107% of the carrying value (approximately $200) for the *Wet Ones* trademark.

The following table represents the carrying amount of goodwill by segment at September 30, 2011:

	Household Products	Personal Care	Total
Balance at October 1, 2010	$ 37.2	$ 1,279.2	$ 1,316.4
ASR acquisition	—	161.9	161.9
Cumulative translation adjustment	(0.3)	(2.7)	(3.0)
Balance at September 30, 2011	$ 36.9	$ 1,438.4	$ 1,475.3

The Company had indefinite-lived trademarks and tradenames of $1,703.6 at September 30, 2011 and $1,704.4 at September 30, 2010. Changes in indefinite-lived trademarks and tradenames are due primarily to changes in foreign currency translation.

Total amortizable intangible assets at September 30, 2011are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$ 18.9	$ 10.2	$ 8.7
Technology and patents	76.0	39.4	36.6
Customer-related / Other	165.3	36.0	129.3
Total amortizable intangible assets	$ 260.2	$ 85.6	$ 174.6

Amortizable intangible assets, with a weighted average remaining life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years.

Amortization expense for intangible assets totaled $21.6 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2012, 2013, 2014, and 2015, is approximately $22.6, $20.4, $17.4, and $15.1, respectively, $15.1 and $14.8 for the years ending September 30, 2016 and 2017 and $9.9 thereafter.

(7) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2011	2010	2009
Currently payable:			
United States - Federal	**$ 34.0**	$ 67.0	$ 91.7
State	**4.6**	8.4	8.6
Foreign	**79.8**	66.3	55.4
Total current	**118.4**	141.7	155.7
Deferred:			
United States - Federal	**36.4**	(7.8)	(12.5)
State	**2.4**	(0.3)	(0.5)
Foreign	**(12.4)**	6.8	4.8
Total deferred	**26.4**	(1.3)	(8.2)
Provision for income taxes	**$ 144.8**	$ 140.4	$ 147.5

(Dollars in millions, except per share and percentage data)

The source of pre-tax earnings was:

	2011	2010	2009
United States	$ 191.6	$ 225.5	$ 197.3
Foreign	214.4	317.9	248.0
Pre-tax earnings	$ 406.0	$ 543.4	$ 445.3

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2011		2010		2009	
Computed tax at federal statutory rate	$ 142.1	35.0%	$ 190.2	35.0%	$ 155.9	35.0%
State income taxes, net of federal tax benefit	4.5	1.1	5.3	1.0	5.1	1.1
Foreign tax less than the federal rate	(15.9)	(3.9)	(38.9)	(7.2)	(28.9)	(6.5)
Tax benefits - special foreign dividend	—	—	(23.5)	(4.3)	—	—
Adjustments to prior years' tax accruals	(1.7)	(0.4)	(6.1)	(1.1)	1.5	1.0
Other taxes including repatriation of foreign earnings	15.3	3.8	11.0	2.0	10.4	1.7
Nontaxable share option	0.2	—	(0.2)	(0.1)	1.1	0.2
Other, net	0.3	0.1	2.6	0.5	2.4	0.6
Total	$ 144.8	35.7%	$ 140.4	25.8%	$ 147.5	33.1%

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns and settlement of tax audits and other tax adjustments in a number of jurisdictions. Such adjustments decreased the income tax provision by $1.7 and $6.1 in fiscal 2011 and 2010, respectively, and increased income tax provision by $1.5 in fiscal 2009.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2011	2010
Deferred tax liabilities:		
Depreciation and property differences	$ (112.9)	$ (100.8)
Intangible assets	(566.7)	(534.3)
Other tax liabilities	(6.6)	(17.4)
Gross deferred tax liabilities	(686.2)	(652.5)
Deferred tax assets:		
Accrued liabilities	108.1	125.6
Deferred and stock-related compensation	88.7	71.2
Tax loss carryforwards and tax credits	23.1	23.5
Intangible assets	22.1	27.1
Postretirement benefits other than pensions	15.5	7.4
Pension plans	142.1	83.0
Inventory differences	28.5	26.3
Other tax assets	6.1	10.4
Gross deferred tax assets	434.2	374.5
Valuation allowance	(12.6)	(11.0)
Net deferred tax liabilities	$ (264.6)	$ (289.0)

(Dollars in millions, except per share and percentage data)

There were no material tax loss carryforwards that expired in fiscal 2011. Future expirations of tax loss carryforwards and tax credits, if not utilized, are not material from 2012 through 2015, and thereafter or no expiration, $22.5. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund pension and other post retirement obligations and fund capital projects. At September 30, 2011, approximately $980 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Unrecognized tax benefits activity for the years ended September 30, 2011 and 2010 are summarized below:

	2011	2010
Unrecognized tax benefits, beginning of year	$ 48.7	$ 46.9
Additions based on current year tax positions and acquisitions	8.1	5.0
Reductions for prior year tax positions	(0.7)	(1.4)
Settlements with taxing authorities/statute expirations	(14.9)	(1.8)
Unrecognized tax benefits, end of year	41.2	48.7

Included in the unrecognized tax benefits noted above are $35.5 of uncertain tax positions that would affect the Company's effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payment is not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The Company accrued approximately $7.6 of interest and $2.8 of penalties at September 30, 2011 and $7.0 of interest and $0.7 of penalties at September 30, 2010. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company's tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2005 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2003. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(8) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEARS ENDED SEPTEMBER 30,		
	2011	2010	2009
Numerator:			
Net earnings for basic and dilutive earnings per share	$ **261.2**	$ 403.0	$ 297.8
Denominator:			
Weighted-average shares - basic	**69.6**	70.0	62.4
Effect of dilutive securities:			
Stock options	**0.2**	0.2	0.4
Restricted stock equivalents	**0.5**	0.3	0.3
Total dilutive securities	**0.7**	0.5	0.7
Weighted-average shares - diluted	**70.3**	70.5	63.1
Basic net earnings per share	$ **3.75**	$ 5.76	$ 4.77
Diluted net earnings per share	$ **3.72**	$ 5.72	$ 4.72

At September 30, 2011, approximately 0.7 million of the Company's outstanding restricted stock equivalents and stock options were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing earnings per share), the impact of the potentially dilutive securities is not included in the computation. There were approximately 1.2 million and 0.8 million anti-dilutive securities at September 30, 2010 and 2009, respectively, which were not included in the diluted net earnings per share calculations for the reason noted above.

(9) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders (the "2009 Plan"). New awards granted after January 2009 are issued under the 2009 Plan. Under the 2009 Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. The 2009 Plan was amended and restated by approval of the shareholders at the January 2011 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 8.0 million. For purposes of determining the number of shares available for future issuance under the 2009 Plan, as amended and restated, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2011, 2010, and 2009 there were 4.6 million, 2.0 million, and 3.4 million shares, respectively, available for future awards under the 2009 Plan, as amended and restated. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan, as amended and restated.

Options are granted at the market price on the grant date and generally have vested ratably over three to seven years. These awards typically have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted. Option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company permits employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors, deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33 1/3% match for directors was eliminated for future deferrals. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company's share-based compensation arrangements was $37.3, $28.2 and $15.3 for the years ended September 30, 2011, 2010 and 2009, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $13.9, $10.2 and $5.6 for the years ended September 30, 2011, 2010 and 2009, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company's share-based compensation program are generally issued from treasury shares.

Options

In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and employees of the Company. The options vest on the third anniversary of the date of the grant, but may accelerate and become exercisable before that date upon the recipient's death or disability or upon a change in control. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient's termination of employment.

As of September 30, 2011, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $12.4 and $12.2, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2011, 2010 and 2009 was $8.3, $21.1 and $9.3, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the fiscal years ended September 30, 2011 and 2009. The weighted-average fair value of options granted in fiscal 2010 was $27.00 per option. This was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2010
Risk-free interest rate	3.98%
Expected life of option	5.5 years
Expected volatility of ENR stock	37.04%
Expected dividend yield on ENR stock	—

As of September 30, 2011, unrecognized compensation costs related to stock options granted was $2.3, which will be recognized in fiscal 2012. For outstanding nonqualified stock options, the weighted-average remaining contractual life is 4.3 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2010	1.00	$ 47.12
Exercised	(0.23)	36.06
Outstanding on September 30, 2011	0.77	$ 50.36
Exercisable on September 30, 2011	0.51	$ 42.97

Restricted Stock Equivalents (RSE)

In October 2006, the Board of Directors approved two grants of RSE. First, a grant to certain employees included 112,350 shares, of which 109,000 shares vested. The second grant for 303,000 shares was awarded to senior executives and consisted of two pieces: 1) 25% of the total restricted stock equivalents granted, or 69,000, net of forfeitures, vested on the third anniversary of the date of grant; 2) substantially all of the remainder of the RSE did not vest because the Company performance target was not achieved.

(Dollars in millions, except per share and percentage data)

In October 2007, the Company granted RSE awards to certain employees which included approximately 234,800 shares, of which 210,000 vested and granted an additional 11,000 shares, all of which fully vested. At the same time, the Company granted RSE awards to senior executives totaling approximately 268,700 shares which vested as follows: 1) 25% of the total restricted stock equivalents granted, or 67,000 net of forfeitures, vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In October 2008, the Company granted RSE awards to certain employees which included approximately 265,200 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted RSE awards to senior executives totaling approximately 374,600 which vested as follows: 1) 25% of the total restricted stock equivalents granted, or 91,900, net of forfeitures, vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In February 2009, the Company granted RSE awards to senior executives totaling approximately 296,000 shares. These awards were granted in lieu of (i) each executive's continued participation in the 2009 annual cash bonus program, (ii) his or her right to receive accruals under the Company's Supplemental Executive Retirement Plan (an excess pension plan) for calendar year 2009, and (iii) his or her right to receive Company matching accruals under the Company's Executive Savings Investment Plan (an excess 401(k) plan) for the 2009 calendar year. Vesting of the equivalents occurred on November 16, 2009, and the number of shares vested, which was 142,466, was determined based on achievement of individual and Company performance targets for the period from October 1, 2008 through September 30, 2009. The total award which vested was amortized over the vesting period.

In October 2009, the Company granted RSE awards to certain employees which included approximately 266,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives. One grant includes approximately 145,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 339,700 performance shares which vests on the date that the Company publicly releases its earnings for its 2012 fiscal year contingent upon the Company's compound annual growth rate for reported earnings per share (EPS CAGR) for the three year period ending on September 30, 2012. Under the terms of the performance award, 100% of the grant vests if a three year EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves a three year EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is amortized over the vesting period.

In October 2010, the Company granted RSE awards to certain employees which included approximately 313,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 86,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 202,300 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

In November 2010, the Company granted two RSE awards to executive officers. One grant includes approximately 47,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 111,700 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

The Company records estimated expense for the performance based grants based on target achievement for the three year period for each respective program unless evidence exists that a different ultimate CAGR is likely to occur. Fair value of the award is determined using the closing share price of the Company's common stock on the date of the grant.

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested RSE at October 1, 2010	1.78	$ 75.0
Granted	0.78	74.9
Vested	(0.32)	83.1
Cancelled	(0.26)	104.8
Nonvested RSE at September 30, 2011	1.98	$ 69.9

As of September 30, 2011, there was an estimated $54.7 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.3 years. The amount recognized may vary as vesting for a portion of the awards depends on the achievement of the established CAGR targets. The weighted-average fair value for RSE granted in fiscal 2011, 2010 and 2009 was $74.9, $65.6 and $63.2, respectively. The fair value of RSE vested in fiscal 2011, 2010 and 2009 was $25.3, $25.8 and $18.0, respectively.

In November 2011, which is fiscal 2012, the Company granted RSE awards to certain employees which included approximately 310,000 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 130,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 305,000 shares which vests on the date that the Company publicly releases its earnings for its 2014 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2014. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period. The closing stock price on the date of the grant used to determine the award fair value was $70.18.

(10) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings. As a result of the ASR acquisition on November 23, 2010, the Company assumed pension and post-retirement obligations and assets including projected benefit obligations. The transfer of these obligations and assets can be seen in the following tables. The ASR transfer included on the following table was partially offset by the exclusion, in fiscal 2011, of certain plan obligations and plan assets of foreign plans deemed immaterial for reporting purposes.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the entire increase in total plan costs. Cost trend rates no longer materially impact the Company's future cost of the plan due to the fixed nature of the subsidy.

(Dollars in millions, except per share and percentage data)

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,			
	Pension		Postretirement	
	2011	2010	**2011**	2010
Change in Projected Benefit Obligation				
Benefit obligation at beginning of year	**$ 1,046.9**	$ 936.3	**$ 44.4**	$ 43.6
Service cost	**28.9**	32.7	**0.5**	0.5
Interest cost	**55.9**	50.2	**2.7**	2.5
Plan participants' contributions	**1.1**	1.2	**5.0**	5.4
Actuarial loss/(gain)	**15.0**	81.2	**(7.1)**	(0.1)
Benefits paid, net	**(78.1)**	(57.3)	**(7.3)**	(6.6)
Plan amendments	**—**	—	**—**	(1.2)
Special termination benefits	**9.6**	—	**—**	—
Net transfer primarily due to acquisition	**177.7**	—	**12.5**	—
Foreign currency exchange rate changes	**4.5**	2.6	**(0.2)**	0.3
Projected Benefit Obligation at end of year	**$ 1,261.5**	$ 1,046.9	**$ 50.5**	$ 44.4
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 752.8**	$ 699.4	**$ 1.0**	$ 2.2
Net transfer primarily due to acquisition	**72.5**	—	**—**	—
Actual return on plan assets	**12.3**	81.5	**—**	—
Company contributions	**52.7**	23.2	**2.0**	0.9
Plan participants' contributions	**1.1**	1.2	**5.0**	5.4
Benefits paid	**(78.1)**	(57.3)	**(7.3)**	(7.5)
Foreign currency exchange rate changes	**1.7**	4.8	**—**	—
Fair value of plan assets at end of year	**$ 815.0**	$ 752.8	**$ 0.7**	$ 1.0
Funded status at end of year	**$ (446.5)**	$ (294.1)	**$ (49.8)**	$ (43.4)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity.

(Dollars in millions, except per share and percentage data)

	September 30,			
	Pension		Postretirement	
	2011	2010	**2011**	2010
Amounts Recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ 1.2**	$ —	**$ —**	$ —
Current liabilities	**(7.0)**	(6.4)	**(2.6)**	(2.1)
Noncurrent liabilities	**(440.7)**	(287.7)	**(47.2)**	(41.3)
Net amount recognized	**$ (446.5)**	$ (294.1)	**$ (49.8)**	$ (43.4)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net loss/(gain)	**$ 371.2**	$ 325.4	**$ (24.1)**	$ (19.1)
Prior service credit	**(42.7)**	(47.8)	**(20.3)**	(23.0)
Transition obligation	**0.1**	0.9	**—**	—
Net amount recognized, pre-tax	**$ 328.6**	$ 278.5	**$ (44.4)**	$ (42.1)

Changes recognized in other comprehensive income for the year ended September 30, 2011 are as follows:

	Pension	Post-Retirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss		
Net loss arising during the year	$ 66.9	$ (6.2)
Effect of exchange rates	2.6	—
Transfer out for foreign plans deemed immaterial	(4.2)	—
Amounts recognized as a component of net periodic benefit cost		
Amortization, settlement or curtailment recognition of net transition obligation	(1.1)	—
Amortization or curtailment recognition of prior service credit	5.6	2.7
Amortization or settlement recognition of net loss/gain	(19.7)	1.2
Total recognized in other comprehensive income	$ 50.1	$ (2.3)

The Company expects to contribute $65.7 to its pension plans and $2.7 to its postretirement plans in fiscal 2012.

The Company's expected future benefit payments are as follows:

For The Years Ending September 30,

	Pension	Post-Retirement
2012	$ 86.4	$ 3.4
2013	76.2	3.3
2014	79.1	3.3
2015	84.1	3.2
2016	86.0	3.2
2017 to 2021	454.3	14.6

The accumulated benefit obligation for defined benefit pension plans was $1,235.3 and $986.7 at September 30, 2011 and 2010, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at

(Dollars in millions, except per share and percentage data)

the dates indicated.

	September 30, 2011	September 30, 2010
Projected benefit obligation	$ **1,158.9**	$ 932.6
Accumulated benefit obligation	**1,146.3**	891.7
Fair value of plan assets	**711.3**	641.3

Pension plan assets in the U.S. plan represent 80% of assets in all of the Company's defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 56%, (b) debt securities, U.S. bonds: 39% and (c) other: 5%. Actual allocations at September 30, 2011 approximated these targets. The U.S. plan held no shares of ENR stock at September 30, 2011. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

For The Years Ended September 30,	Pension			Postretirement		
	2011	2010	2009	**2011**	2010	2009
Service cost	$ **28.9**	$ 32.7	$ 31.7	$ **0.5**	$ 0.5	$ 0.4
Interest cost	**55.9**	50.2	52.4	**2.7**	2.5	2.6
Expected return on plan assets	**(63.3)**	(62.1)	(60.7)	**—**	(0.1)	—
Amortization of unrecognized prior service cost	**(5.6)**	(6.1)	(2.9)	**(2.7)**	(2.7)	(2.5)
Amortization of unrecognized transition asset	**0.2**	0.2	0.4	**—**	—	—
Recognized net actuarial loss/(gain)	**14.5**	7.7	2.9	**(1.3)**	(1.5)	(1.6)
Curtailment loss recognized	**0.9**	—	—	**—**	—	—
Special termination benefits recognized	**9.6**	—	—	**—**	—	—
Settlement loss recognized	**5.2**	—	3.2	**—**	—	—
Net periodic benefit cost	$ **46.3**	$ 22.6	$ 27.0	$ **(0.8)**	$ (1.3)	$ (1.1)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2012, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$ (20.5)	$ 1.9
Prior service credit	5.5	2.6

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

(Dollars in millions, except per share and percentage data)

	September 30,			
	Pension		Postretirement	
	2011	2010	**2011**	2010
Plan obligations:				
Discount rate	**4.6%**	4.8%	**4.8%**	5.1%
Compensation increase rate	**2.7%**	3.4%	**N/A**	N/A
Net periodic benefit cost:				
Discount rate	**4.7%**	5.6%	**5.1%**	5.9%
Expected long-term rate of return on plan	**7.3%**	8.0%	**3.2%**	3.5%
Compensation increase rate	**3.4%**	3.8%	**N/A**	N/A

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.38%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.05%.

The following table sets forth the fair value of the Company's pension assets as of September 30, 2011 and 2010 segregated by level within the fair value hierarchy. Refer to Note 15 of the Notes to Consolidated Financial Statements for further discussion on the fair value hierarchy and fair value principles.

	2011 Pension Benefits		
ASSETS AT FAIR VALUE	Level 1	Level 2	Total
EQUITY			
U.S. Equity	$ 168.1	$ 109.9	$ 278.0
International Equity	41.7	134.2	175.9
DEBT			
U.S. Gov't	—	230.4	230.4
Other Gov't	—	29.5	29.5
Corporate	—	61.2	61.2
CASH & CASH EQUIVALENTS	8.2	22.3	30.5
OTHER	—	9.5	9.5
TOTAL	$ 218.0	$ 597.0	$ 815.0

	2010 Pension Benefits		
ASSETS AT FAIR VALUE	Level 1	Level 2	Total
EQUITY			
U.S. Equity	$ 186.3	$ 94.5	$ 280.8
International Equity	35.8	134.3	170.1
DEBT			
U.S. Gov't	—	196.2	196.2
Other Gov't	—	48.2	48.2
Corporate	—	30.2	30.2
CASH & CASH EQUIVALENTS	6.8	7.3	14.1
OTHER	4.3	8.9	13.2
TOTAL	$ 233.2	$ 519.6	$ 752.8

The $0.7 and $1.0 of postretirement assets were classified as Level 1 at September 30, 2011 and 2010, respectively.

(Dollars in millions, except per share and percentage data)

There were no Level 3 pension and other postretirement plan assets at September 30, 2011 and 2010.

Our investment objective for defined benefit retirement plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as a fixed income allocation. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income positions help dampen the volatility of the overall portfolio. Risk exposure is controlled by rebalancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

Effective January 1, 2010, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan was frozen and future retirement benefits accrue to active non-ASR participants using a new retirement accumulation formula. Under this new formula, active non-ASR participants earn a retirement benefit equal to 6% per annum of their pensionable earnings during a calendar year. In addition, an interest credit is applied to the benefits earned under this revised formula at a rate equal to a 30 year U.S. Treasury note. Finally, active non-ASR participants that met certain age and service criteria as of December 31, 2009, receive a transitional benefit in addition to the pension credit of 6% per annum. This transitional benefit provides an additional pension credit of 2% to 4% per annum of pensionable earnings plus the applicable interest credit, through 2014. As part of the ASR acquisition in early fiscal 2011, Energizer assumed the legacy benefits under the two frozen ASR pension plans.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the Acts) were signed into law in the United States. This legislation extends health care coverage to many uninsured individuals and expands coverage to those already insured. We have evaluated the effect of the Acts on our U.S. retiree medical obligation. Under the structure of our U.S. plan, the Company has limited its financial commitment for the benefits provided under the plan; all costs in excess of the Company's commitment are allocated to the retirees. Any increased costs from the Acts will also be allocated to the retirees and will not change the Company's financial commitment. As such, we have not added any additional obligation related to the Acts to the Company's postretirement benefit obligation.

(11) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees, other than legacy ASR employees. The Company matches 50% of participant's before-tax contributions up to 6% of eligible compensation. Prior to January 1, 2010, after-tax contributions not exceeding 1% of participant's compensation were matched 325% by the Company. Amounts charged to expense during fiscal 2011, 2010, and 2009 were $9.2, $8.0, and $8.1, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings. Also included in the fiscal 2011 expense was $0.9 related to the matching components of two legacy ASR plans. These plans were part of the ASR acquisition that occurred in early fiscal 2011.

(12) Debt

Notes payable at September 30, 2011 and 2010 consisted of notes payable to financial institutions with original maturities of less than one year of $56.0 and $24.9, respectively, and had a weighted-average interest rate of 3.1% and 5.7%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2011	2010
Private Placement, fixed interest rates ranging from 4.1% to 6.6%, due 2012 to 2017	**$1,265.0**	$1,835.0
Senior Notes, fixed interest rate of 4.7%, due 2021	**600.0**	$0.0
Term Loan, variable interest at LIBOR + 75 basis points, or 1.0%, due December 2012	**447.5**	453.5
Total long-term debt, including current maturities	**2,312.5**	2,288.5
Less current portion	**106.0**	266.0
Total long-term debt	**$2,206.5**	$2,022.5

(Dollars in millions, except per share and percentage data)

The Company's total borrowings were $2,368.5 at September 30, 2011, including $503.5 tied to variable interest rates, of which $300 is hedged via the interest rate swap noted below. The Company maintains total debt facilities of $2,818.5, exclusive of available borrowings under the receivables securitization program, of which $438.2 remained available as of September 30, 2011, as reduced by $11.8 of outstanding letters of credit.

On May 19, 2011, the Company issued $600.0 principal amount of 4.7% Senior Notes due on May 2021. Interest is payable semi-annually beginning November 2011.

The net proceeds from the sale of the notes were used for repayment of indebtedness and for general corporate purposes including fees and expenses related to the debt offering. The indebtedness that was repaid included the following:

- $25.0 Private Placement notes with a fixed interest rate of 3.86%, due June 30, 2011,
- $140.0 Private Placement notes with a fixed interest rate of 6.05%, due June 30, 2011,
- $333.3 for the early redemption of certain Private Placement notes with fixed interest rates ranging from 3.9% to 6.1%, due 2011 to 2013. This included the payment of $310.0 in principal, $19.9 of "make-whole" premiums due to the early retirement of the debt and $3.4 of accrued interest on the notes at the time of the redemption,
- $82.8 outstanding indebtedness under our $450.0 U.S. revolving credit facility,
- $14.4 outstanding indebtedness under our receivables securitization program, and
- $4.5 in fees and expenses related to the debt offering.

On May 6, 2011, the Company's $450 U.S. revolving credit facility was renewed for a five year term. This renewal represents an increase in the amount available under this revolving line of credit as compared to the $275 available under the facility prior to the renewal. At September 30, 2011, there were no outstanding borrowings under this facility.

During the second quarter of fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012 at an interest rate of 1.9%.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.00 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its proforma EBITDA was 2.92 to 1, and the ratio of its proforma EBIT to total interest expense was 4.33 to 1, as of September 30, 2011. These ratios were negatively impacted by a significant portion of the pre-tax charges associated with the Household Products restructuring activities in fiscal 2011 as such charges reduced EBITDA as defined in the agreements. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be "added-back" in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, such as ASR in fiscal 2011, the EBITDA is calculated on a proforma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not "added-back". Total interest expense is calculated in accordance with GAAP.

On May 2, 2011, the Company amended and renewed, for a three year term, its existing receivables securitization program. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company's debt compliance covenants. At September 30, 2011, $35.0 was outstanding under this facility.

(Dollars in millions, except per share and percentage data)

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2011 are as follows for the fiscal years' noted: $106.0 in 2012, $566.5 in 2013, $140.0 in 2014, $230.0 in 2015, $210.0 in 2016 and $1,060.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(13) Preferred Stock

The Company's Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2011, there were no shares of preferred stock outstanding.

(14) Shareholders' Equity

At September 30, 2011, there were 300 million shares of ENR stock authorized, of which approximately 1.3 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 1.7 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company's Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares. In fiscal 2011, the Company repurchased 3.7 million shares of Energizer common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $276. Since the end of fiscal 2011 and through November 20, the Company repurchased an additional 0.8 million shares of its common stock at a total cost of approximately $56. All of the shares were purchased in the open market under the Company's current authorization from its Board of Directors. The Company has approximately 3.4 million shares remaining on the above noted Board authorization to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

(15) Financial Instruments and Risk Management

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Concentration of Credit Risk The counterparties to derivative contracts consist of a number of major financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 19.5%, 20.1% and 21.4% of total net sales in fiscal 2011, 2010 and 2009, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company's largest customer had obligations to the Company with a carrying value of $118.8 at September 30, 2011. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2011 and 2010 as well as the Company's objectives and strategies for holding these derivative instruments.

(Dollars in millions, except per share and percentage data)

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax loss of $6.2 and pre-tax gain of $1.0 at September 30, 2011 and 2010, respectively. Over the next twelve months, approximately $5.6 of the loss included in Accumulated other comprehensive loss will be recognized in earnings. Contract maturities for these hedges extend into fiscal year 2013. There were 18 open contracts at September 30, 2011. These hedge contracts cover approximately 90% of estimated zinc purchases in fiscal 2012.

Foreign Currency Risk A significant portion of Energizer's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar, and to a lesser extent, the Euro can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company's primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Japanese yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2011 and 2010, respectively, the Company had an unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $3.3 and unrealized pre-tax loss of $16.8 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2011 levels, over the next twelve months, approximately $2.7 of the pre-tax gain included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2013. There were 64 open contracts at September 30, 2011 with a total notional value of approximately $360.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2011, the Company had $503.5 of variable rate debt outstanding. During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012. At September 30, 2011 and 2010, respectively, the Company had an unrealized pre-tax loss on these interest rate swap agreements of $4.7 and $7.8 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to commodity, foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective for accounting purposes in offsetting the associated risk.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major financial institution to mitigate the impact of changes in certain of the Company's deferred compensation liabilities, which are tied to the Company's common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any losses on these contracts would be offset by exchange gains on the underlying exposures; thus, they are not subject to significant market risk.

The following table provides fair values as of September 30, 2011 and 2010, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2011 and 2010, respectively.

	At September 30, 2011	For Twelve Months Ended September 30, 2011	
Derivatives designated as Cash Flow Hedging Relationships	**Fair Value Asset(Liability) (1) (2)**	**Gain/(Loss) Recognized in OCI(3)**	**Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)**
Foreign currency contracts	$ 3.3	$ (4.5)	$ (24.6)
Commodity contracts (6)	(6.2)	(5.2)	1.0
Interest rate contracts	(4.7)	3.1	—
Total	$ (7.6)	$ (6.6)	$ (23.6)

(Dollars in millions, except per share and percentage data)

Derivatives designated as Cash Flow Hedging Relationships	At September 30, 2010 Fair Value Asset (Liability) (1) (2)	For Twelve Months Ended September 30, 2010 Gain/(Loss) Recognized in OCI (3)	For Twelve Months Ended September 30, 2010 Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$ (16.8)	$ (12.3)	$ (10.8)
Commodity contracts	1.0	1.4	7.3
Interest rate contracts	(7.8)	(11.2)	—
Total	$ (23.6)	$ (22.1)	$ (3.5)

(1) All derivative assets are presented in other current assets or other assets.
(2) All derivative liabilities are presented in other current liabilities or other liabilities.
(3) OCI is defined as other comprehensive income.
(4) Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing, commodity contracts in Cost of products sold.
(5) Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion recognized in income was insignificant to the twelve months ended September 30, 2011.
(6) At September 30, 2011, $0.2 of gains associated with the Company's commodity contracts were capitalized to AOCI. The loss will be reclassified from AOCI into income as a result of inventory being sold.

The following table provides fair values as of September 30, 2011 and 2010, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2011 and 2010, respectively.

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2011 Fair Value Asset (Liability)	For Twelve Months Ended September 30, 2011 Gain/(Loss) Recognized in Income	Income Statement Classification
Share option	$ (3.4)	$ (0.6)	SG&A
Foreign currency contracts	0.4	4.5	Other financing
Total	$ (3.0)	$ 3.9	

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2010 Fair Value Asset (Liability)	For Twelve Months Ended September 30, 2010 Gain/(Loss) Recognized in Income	Income Statement Classification
Share option	$ (2.9)	$ 0.6	SG&A
Foreign currency contracts	2.8	(5.4)	Other financing
Total	$ (0.1)	$ (4.8)	

Fair Value Hierarchy Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company's financial assets and liabilities, which are carried at fair value, as of September 30, 2011 and 2010 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

(Dollars in millions, except per share and percentage data)

	Level 2	
	September 30,	
	2011	2010
Assets/(Liabilities) at fair value:		
Deferred Compensation	$ (147.6)	$ (136.4)
Derivatives - Foreign Exchange	3.7	(14.0)
Derivatives - Commodity	(6.2)	1.0
Derivatives - Interest Rate Swap	(4.7)	(7.8)
Share Option	(3.4)	(2.9)
Total Assets/(Liabilities) at fair value	$ (158.2)	$ (160.1)

At September 30, 2011 and 2010 the Company had no level 1 or level 3 financial assets or liabilities.

See Note 9 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

At September 30, 2011 and 2010, the fair market value of fixed rate long-term debt was $1,969.3 and $2,077.5, respectively, compared to its carrying value of $1,865.0 and $1,835.0, respectively. The book value of the Company's variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate fair value.

At September 30, 2011, the fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities.

Japan Earthquake and Related Events On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. Further compounding the situation, nuclear power plants were damaged causing concerns about the possible meltdown of nuclear reactors and the release of harmful radioactive materials. The tragic events have severely disrupted the Japanese economy, the third largest in the world.

The Company is party to several foreign exchange hedging contracts for the Japanese Yen, which are accounted for as cash flow hedges. These contracts hedge the variability of cash flows resulting from changes to foreign currency exchange rates related to the cash settlement of future inventory purchases. The contracts are established and based on a forecast of future inventory purchases. At September 30, 2011, the Company had a pre-tax loss of approximately $7 included in Accumulated Other Comprehensive Loss on the Balance Sheet related to hedging contracts in Japan. This loss relates to foreign exchange contracts accounted for as cash flow hedges with maturities throughout fiscal 2012. As of September 30, 2011, contracts with maturities extending into fiscal 2013 are not material. As noted previously, we continue to monitor activities in Japan, and, to date, have not seen any material change in inventory purchasing to meet future consumer demand. However, a reduction of forecasted inventory purchases may result in a portion of current or future foreign exchange contracts to no longer qualify as cash flow hedges. This may result in an acceleration of the recognition of the amounts included in Accumulated other comprehensive income in the consolidated balance sheet. At this time, we consider these forecasted inventory purchases to be probable.

(16) Environmental and Legal Matters

Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2011 were $7.1, exclusive of accrued costs associated with the recent ASR

(Dollars in millions, except per share and percentage data)

acquisition, of which $1.6 is expected to be spent in fiscal 2012. This accrual is not measured on a discounted basis. In addition, the Company has accrued environmental costs included in the ASR opening balance sheet at the time of acquisition of approximately $13, of which approximately $1 is expected to be spent in fiscal 2012. The ASR liability was measured using a discount rate of 4%. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Certain of the Company's products are subject to regulation by the United States Food and Drug Administration (FDA), including tampons and sun care products.

Legal Proceedings – The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Energizer business. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

(17) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $32.6, $30.5 and $32.2 in fiscal 2011, 2010 and 2009, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2011, were $27.8 in fiscal 2012, $21.1 in fiscal 2013, $17.0 in fiscal 2014, $13.1 in fiscal 2015, $11.3 in fiscal 2016 and $30.8 thereafter. These leases are primarily for office facilities.

(Dollars in millions, except per share and percentage data)

(18) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2011	2010
Inventories		
Raw materials and supplies	$ 95.5	$ 79.5
Work in process	139.9	133.3
Finished products	418.0	453.5
Total inventories	$ 653.4	$ 666.3
Other Current Assets		
Miscellaneous receivables	$ 58.6	$ 50.2
Deferred income tax benefits	189.2	160.4
Prepaid expenses	84.3	78.3
Other	42.3	19.8
Total other current assets	$ 374.4	$ 308.7
Property, plant and equipment		
Land	$ 39.4	$ 37.3
Buildings	297.4	283.6
Machinery and equipment	1,719.8	1,644.2
Construction in progress	71.7	64.6
Total gross property	2,128.3	2,029.7
Accumulated depreciation	(1,242.9)	(1,189.1)
Total property, plant and equipment, net	$ 885.4	$ 840.6
Other Current Liabilities		
Accrued advertising, promotion and allowances	$ 316.0	$ 331.3
Accrued salaries, vacations and incentive compensation	110.4	101.5
Returns reserve	48.5	51.5
Restructuring reserve	7.2	2.6
Other	225.6	204.7
Total other current liabilities	$ 707.7	$ 691.6
Other Liabilities		
Pensions and other retirement benefits	$ 497.2	$ 333.7
Deferred compensation	151.7	153.5
Deferred income tax liabilities	453.8	449.4
Other non-current liabilities	93.6	75.7
Total other liabilities	$ 1,196.3	$ 1,012.3

Allowance for Doubtful Accounts	2011	2010	2009
Balance at beginning of year	$ 13.2	$ 11.3	$ 11.2
Impact of acquisition	0.8	—	—
Provision charged to expense, net of reversals	4.6	4.6	5.9
Write-offs, less recoveries, translation, other	(2.7)	(2.7)	(5.8)
Balance at end of year	$ 15.9	$ 13.2	$ 11.3

(Dollars in millions, except per share and percentage data)

Income Tax Valuation Allowance	2011	2010	2009
Balance at beginning of year	$ 11.0	$ 10.3	$ 9.1
Provision charged to expense	11.4	2.7	1.2
Reversal of provision charged to expense	(4.6)	(1.3)	—
Write-offs, translation, other	(5.2)	(0.7)	—
Balance at end of year	$ 12.6	$ 11.0	$ 10.3

Supplemental Disclosure of Cash Flow Information	2011	2010	2009
Interest paid, including cost of early debt retirement	$ 141.8	$ 122.1	$ 150.4
Income taxes paid	206.4	131.5	167.3

(19) Segment Information

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care) and Household Products (Battery and Lighting Products). On November 23, 2010, which is in the first fiscal quarter of 2011, we completed the acquisition of American Safety Razor (ASR). ASR is a leading global manufacturer of private label/ value wet shaving razors and blades, and industrial and specialty blades and is part of the Company's Personal Care segment. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the Household Products restructuring activities in fiscal 2011 and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the ASR acquisition in November 2010, which was $7.0 for fiscal 2011 and the shave preparation acquisition in June 2009, which was $3.7 for fiscal 2009, as well as the related expenses and integration costs for each of the acquisitions are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisition. Such presentation reflects management's view on how it evaluates segment performance.

For the year ended September 30, 2011, the Company recorded expense of $1.8 related to the devaluation of its net monetary assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. These results reflect an exchange rate of 5.6 Venezuelan Bolivar Fuerte to one U.S. dollar. In the prior fiscal year, the Company recorded a pre-tax loss of $18.3 due primarily to the devaluation of our Venezuela affiliates' U.S. dollar based intercompany payable as a result of the official devaluation of the exchange rate between the U.S. dollar and the Venezuelan Bolivar Fuerte. These impacts, which are included in Other financing on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and spending, have been negatively impacted in fiscal 2011 on a comparative basis to fiscal 2010 by translating at less favorable exchange, primarily in the first fiscal quarter of 2011, and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The segment impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are shown separately in the tables provided in the division discussions.

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.7% Senior Notes due May 2021, with interest paid semi-annually beginning November, 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of the certain private placement notes resulted in the payment of "make whole" premiums totaling $19.9, pre-tax, which are reflected as a separate line item on the Consolidated Statements of Earnings as well as the reconciliation of segment results to total earnings before income taxes included in this footnote. See Note 12 to the Consolidated Financial Statements for further details.

In the fourth quarter of fiscal 2009, the Company implemented a voluntary employee retirement option (VERO) for eligible

U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a RIF program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A. This program, which was primarily in the Household Products business is presented as a separate line below segment profit.

Also in fiscal 2009, we recorded a favorable adjustment of $24.1 resulting from a change in the policy under which colleagues earn and vest in the Company's paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more "market" policy for PTO. The revised policy has an "earn as you go" approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit. This favorable adjustment is not reflected in the Household Products or Personal Care segments, but rather presented as a separate line item below segment profit as it is not considered operational in nature.

The presentation for inventory write-up, acquisition integration and other costs, cost of early debt retirements, VERO/RIF costs and favorable PTO adjustment reflects management's view on how it evaluates segment performance.

Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Net Sales		2011		2010		2009
Personal Care	$	2,449.7	$	2,048.6	$	1,890.3
Household Products		2,196.0		2,199.7		2,109.5
Total net sales	$	4,645.7	$	4,248.3	$	3,999.8

		2011		2010		2009
Operating Profit						
Personal Care	$	408.4	$	366.6	$	341.1
Household Products		410.6		451.1		398.6
Total operating profit		819.0		817.7		739.7
General corporate and other expenses		(119.9)		(108.4)		(97.4)
Household Products restructuring		(79.0)		—		—
ASR transaction costs/integration		(13.5)		(0.5)		—
Venezuela devaluation/other impacts		(1.8)		(18.3)		—
Cost of early debt retirements		(19.9)		—		—
VERO/RIF		—		—		(38.6)
PTO policy change		—		—		24.1
Acquisition inventory valuation		(7.0)		—		(3.7)
Amortization		(21.3)		(13.6)		(13.1)
Interest and other financing items		(150.6)		(133.5)		(165.7)
Total earnings before income taxes	$	406.0	$	543.4	$	445.3
Depreciation and Amortization						
Personal Care	$	78.9	$	57.9	$	50.9
Household Products		63.5		65.8		65.6
Total segment depreciation and amortization		142.4		123.7		116.5
Corporate		38.9		15.5		13.9
Total depreciation and amortization	$	181.3	$	139.2	$	130.4
Total Assets						
Personal Care	$	1,318.0	$	1,156.6		
Household Products		1,257.5		1,299.1		
Total segment assets		2,575.5		2,455.7		
Corporate		734.4		841.6		
Goodwill and other intangible assets, net		3,353.5		3,090.6		
Total assets	$	6,663.4	$	6,387.9		
Capital Expenditures						
Household Products	$	61.0	$	69.2	$	80.8
Personal Care		36.6		38.2		56.9
Total segment capital expenditures		97.6		107.4		137.7
Corporate		0.4		1.3		2.0
Total capital expenditures	$	98.0	$	108.7	$	139.7

(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis:

	2011	2010	2009
Net Sales to Customers			
United States	$ 2,341.9	$ 2,196.8	$ 2,100.1
International	2,303.8	2,051.5	1,899.7
Total net sales	$ 4,645.7	$ 4,248.3	$ 3,999.8
Long-Lived Assets			
United States	$ 615.6	$ 532.3	
Germany	93.3	106.2	
Singapore	81.7	79.6	
Other International	126.7	149.7	
Total long-lived assets	$ 917.3	$ 867.8	

The Company's international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.3%, 5.7% and 5.1% of the Company's total net sales in fiscal 2011, 2010 and 2009, respectively. Net sales to customers in all other single foreign countries represented less than 5% of the Company's total net sales for each of the three years presented.

Supplemental product information is presented below for net sales:

	2011	2010	2009
Net Sales			
Wet Shave	$ 1,637.4	$ 1,265.1	$ 1,118.1
Alkaline batteries	1,311.7	1,327.9	1,264.3
Other batteries and lighting products	884.3	871.8	845.2
Skin Care	417.6	383.0	364.0
Feminine Care	195.1	198.8	214.1
Infant Care	198.0	201.7	194.1
Other personal care products	1.6	—	—
Total net sales	$ 4,645.7	$ 4,248.3	$ 3,999.8

(Dollars in millions, except per share and percentage data)

(20) Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Data are computed independently for each of the periods presented. As a result, the sum of the amounts for the quarter may not equal the total for the year.

	First	Second	Third	Fourth
Fiscal 2011				
Net sales	$ 1,177.1	$ 1,035.3	$ 1,234.5	$ 1,198.8
Gross profit	555.6	471.1	573.0	546.0
Net earnings	110.4	39.1	65.9	45.8
Basic earnings per share	$ 1.56	$ 0.56	$ 0.95	$ 0.67
Diluted earnings per share	$ 1.55	$ 0.55	$ 0.94	$ 0.67
Items increasing/(decreasing) net earnings:				
Household Products restructuring	$ (1.3)	$ (30.0)	$ (16.9)	$ (15.3)
Early debt retirement/duplicate interest	—	—	(12.5)	(1.9)
ASR transaction costs/integration	(3.8)	(0.9)	(2.5)	(1.2)
Acquisition inventory valuation	(1.7)	(2.7)	—	—
Other realignment/integration costs	(0.2)	(1.9)	0.2	(0.1)
Venezuela devaluation/other impacts	(2.3)	1.0	—	(0.5)
Valuation allowance, other tax adjustments, prior year foreign tax benefits	—	—	1.1	(10.8)

	First	Second	Third	Fourth
Fiscal 2010				
Net sales	$ 1,176.7	$ 935.1	$ 1,076.8	$ 1,059.7
Gross profit	560.2	447.2	517.6	494.3
Net earnings	125.7	88.5	104.0	84.8
Basic earnings per share	$ 1.80	$ 1.27	$ 1.48	$ 1.21
Diluted earnings per share	$ 1.78	$ 1.25	$ 1.47	$ 1.20
Items increasing/(decreasing) net earnings:				
Venezuela devaluation/other impacts	$ (25.5)	$ 2.8	$ 5.7	$ 2.8
VERO/separation costs	—	—	(0.1)	0.2
Integration costs	(1.0)	(0.6)	(0.3)	0.1
Provisions for restructuring and related costs	(3.5)	(0.5)	(0.5)	(1.1)
Tax benefits - special foreign tax credit	—	—	—	23.5
Valuation allowance, other tax adjustments, prior year foreign tax benefits	—	—	3.7	2.4

Exhibit 21

Energizer Holdings, Inc. (MO)
List of Subsidiaries

	Subsidiary Name	Jurisdictions of Incorporation	Percentage of Control
	Energizer Argentina S.A.	Argentina	100%
	Energizer Australia Pty. Ltd.	Australia	100%
	American Safety Razor Australia PTY Limited	Australia	100%
	Energizer Group Austria Handels GmbH	Austria	100%
	Energizer Sales Ltd.	Barbados	100%
	Personna International Limited	Barbados	100%
	Energizer Group Belgium N.V.	Belgium	100%
	Energizer Insurance Company Ltd.	Bermuda	100%
	Energizer Group do Brasil Imp.Exp.Com.Ltd.	Brazil	100%
*	Energizer do Brasil Ltda.	Brazil	100%
	American Safety Razor do Brasil, Ltda.	Brazil	100%
	EPC do Brasil Comercio, Importacao e Exportacao Ltda.	Brazil	100%
	ASR Exportacao, Importacao, Comercio e Industria De Produtos de Barbear Ltda.	Brazil	100%
	Smile-Tote, Inc.	California	100%
	Energizer Canada Inc.	Canada	100%
	American Safety Razor of Canada ULC	Canada	100%
	Energizer Cayman Islands Limited	Cayman Islands	100%
	Schick Cayman Islands Limited	Cayman Islands	100%
	Eveready de Chile S.A.	Chile	100%
	Energizer (China) Co., Ltd.	China	100%
	Schick (Guangzhou) Company Ltd.	China	100%
	Eveready de Colombia, S.A.	Colombia	100%
+	ECOBAT s.r.o.	Czech Republic	16.66%
	Energizer Czech spol.sr.o.	Czech Republic	100%
	Personna International CZ s.r.o.	Czech Republic	100%
	Energizer Asia Pacific, Inc.	Delaware	100%
	EBC Batteries, Inc.	Delaware	100%
	Energizer ASR, LLC	Delaware	100%
	Energizer Battery, Inc.	Delaware	100%
	Energizer International, Inc.	Delaware	100%
	Energizer Middle East and Africa Limited	Delaware	100%
	Energizer (South Africa) Ltd.	Delaware	100%
	Eveready Battery Company, Inc.	Delaware	100%
	Energizer Battery Manufacturing, Inc.	Delaware	100%
	Energizer Personal Care, LLC	Delaware	100%
	Energizer Receivables Funding Corporation	Delaware	100%
	Energizer Group, Inc.	Delaware	100%
	Energizer-Schick Taiwan Ltd.	Delaware	100%
	Playtex Products, LLC	Delaware	100%
	Playtex Manufacturing, Inc.	Delaware	100%
	Playtex Investment Corp.	Delaware	100%
	Playtex Marketing Corp.	Delaware	50%
	Schick Manufacturing, Inc.	Delaware	100%

	Sun Pharmaceuticals, LLC	Delaware	100%
	Tanning Research Laboratories, LLC	Delaware	100%
	TH Marketing Corp.	Delaware	100%
	Energizer Group Dominican Republic S.A	Dominican Republic	100%
	Eveready Ecuador C.A.	Ecuador	100%
	Energizer Egypt S.A.E.	Egypt	70.02%
	Schick Egypt LLC	Egypt	100%
	Hawaiian Tropic Europe, Inc.	Florida	100%
+	COREPILE S.A.	France	20%
	Energizer Group France SAS	France	100%
	Energizer Deutschland G.m.b.H. & Co. KG	Germany	100% Partnership
	Energizer Finanzierungs GbR	Germany	100% Partnership
	Energizer Management Holding Verwaltungs GmbH	Germany	100%
	Wilkinson Sword GmbH	Germany	100%
+	AFIS, S.A.	Greece	40%
	Energizer Hellas A.E.	Greece	100%
	Energizer Hong Kong Limited	Hong Kong	100%
	Eveready Hong Kong Company	Hong Kong	100%Partnership
	Schick Asia Limited	Hong Kong	100%
	Sonca Products Limited	Hong Kong	100%
	Energizer Hungary Trading Ltd.	Hungary	100%
+	RE'LEM Public Benefit Company	Hungary	33.3%
*	EBC (India) Company Private Limited	India	100%
*	Energizer India Private Limited	India	100%
	PT Energizer Indonesia	Indonesia	100%
	Energizer Ireland Limited	Ireland	100%
	Personna International Israel Ltd.	Israel	100%
*	ASR Israel Holding Company Ltd.	Israel	100%
	Energizer Group Italia S.p.A.	Italy	100%
	Schick Japan K.K.	Japan	100%
	Eveready East Africa Limited	Kenya	10.51% (Public)
	Energizer Korea Ltd.	Korea	100%
	Energizer Malaysia SDN.BHD.	Malaysia	80%
	Eveready de Mexico S.A. de C.V.	Mexico	100%
	Personna International de Mexico, S.A. de C.V.	Mexico	100%
	Energizer Group Holland B.V.	Netherlands	100%
	Tropria Holding B.V.	Netherlands	100%
	Wolco Holland B.V.	Netherlands	100%
	Energizer NZ Limited	New Zealand	100%
	Carewell Industries, Inc.	New York	100%
	Energizer Group Panama, Inc.	Panama	100%
	Schick & Energizer Peru S.A.	Peru	100%
	Energizer Philippines, Inc.	Philippines	100%
	Energizer Group Polska Sp. zo.o	Poland	100%
+	REBA Organizacja Odzysku S.A.	Poland	25%
+	ECOPILHAS LDA.	Portugal	16.66%
	Energizer Group Portugal Unipessoal, Lda.	Portugal	100%
	Energizer ASR (Puerto Rico) LLC	Puerto Rico	100%
	Energizer Puerto Rico, Inc.	Puerto Rico	100%

	Energizer LLC	Russia	100%
	Energizer Singapore Pte. Ltd.	Singapore	100%
	Energizer Slovakia, Spol. Sr.o.	Slovak Republic	100%
	Energizer Group España S.A.	Spain	100%
	Energizer Lanka Limited	Sri Lanka	84.1% (Public)
	Energizer Group Sweden AB	Sweden	100%
	Energizer SA	Switzerland	100%
	Energizer (Thailand) Limited	Thailand	100%
*	Wilkinson Sword Tras Urunleri Ticaret Limited Sirketi	Turkey	100%
	Berec Overseas Investments Limited	United Kingdom	100%
	Energizer Trading Limited	United Kingdom	100%
	Energizer Holdings UK Co. Limited	United Kingdom	100%
	Energizer Investments UK Limited	United Kingdom	100%
	Energizer Group Limited	United Kingdom	100%
	Energizer Trust Limited	United Kingdom	100%
	Ever Ready Limited	United Kingdom	100%
	Wilkinson Sword Limited	United Kingdom	100%
	Personna International UK Limited	United Kingdom	100%
	Personna Industrial UK Limited	United Kingdom	100%
	Eveready de Venezuela, C.A.	Venezuela	100%
	Energizer Group Venezuela C.A.	Venezuela	100%
	Importadora Energizer, C.A.	Venezuela	100%
	Importadora Eveready, C.A.	Venezuela	100%
	Importadora Schick, C.A.	Venezuela	100%
	Schick de Venezuela, C.A.	Venezuela	100%

* In liquidation/in process of dissolution/closing/merger

\+ Non-profit corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-33690, 333-33676, 333-35116, 333-157070, 333-171921) of Energizer Holdings, Inc. of our report dated November 22, 2011 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the 2011 Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 22, 2011

Exhibit 31(i)

Certification of Chief Executive Officer

I, Ward M. Klein, certify that:

1. I have reviewed this annual report on Form 10-K of Energizer Holdings, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c)evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and
   d)disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a)all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 22, 2011

/s/ Ward M. Klein

Ward M. Klein
Chief Executive Officer

Exhibit 31(ii)

Certification of Executive Vice President and Chief Financial Officer

I, Daniel J. Sescleifer, certify that:

1. I have reviewed this annual report on Form 10-K of Energizer Holdings, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

   d)disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 22, 2011

/s/ Daniel J. Sescleifer

Daniel J. Sescleifer

Executive Vice President and Chief Financial Officer

Exhibit 32(i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Energizer Holdings, Inc. (the "Company") on Form 10-K for the year ended September 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ward M. Klein, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my best knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 22, 2011

/s/ Ward M. Klein

Ward M. Klein
Chief Executive Officer

Exhibit 32(ii)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Energizer Holdings, Inc. (the "Company") on Form 10-K for the year ended September 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel J. Sescleifer, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my best knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 22, 2011

/s/ Daniel J. Sescleifer

Daniel J. Sescleifer
Executive Vice President and Chief
Financial Officer



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CORPORATE INFORMATION

Corporate Headquarters
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141
(314) 985-2000
www.energizer.com

Fiscal Year End
September 30

Shareholders
On September 30, 2011, there were approximately 11,100 shareholders of record.

Independent Accountants
PricewaterhouseCoopers LLP
St. Louis, Missouri

Annual Meeting
The Company's annual meeting of shareholders is scheduled for January 30, 2012, at 3:00 p.m. at Energizer's World Headquarters, 533 Maryville University Drive, St. Louis, MO 63141.

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to Investor Relations at Energizer's corporate headquarters listed above.

Common Stock Information
The table below sets forth, for the fiscal quarter indicated, the reported high and low sale prices of the Company's common stock, as reported on the New York Stock Exchange.

Fiscal 2011	High	Low
First Quarter	$77.09	$61.69
Second Quarter	$75.97	$61.60
Third Quarter	$77.47	$68.37
Fourth Quarter	$84.94	$64.92

Dividends
To date, the Company has not declared nor paid any cash dividend.

SEC Form 10-K
Shareholders may receive a copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing or calling the Investor Relations Department at Energizer's corporate headquarters, as listed above or by retrieving this information from the Company's website, **www.energizerholdings.com**

Code of Ethics
The Company has adopted business practices and standards of conduct that are applicable to all employees, including the Chief Executive Officer, Executive Vice President and Chief Financial Officer and Controller. The Company has also adopted a code of business conduct applicable to the Board of Directors. Both codes are on the Company's website at **www.energizerholdings.com**

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company is Energizer's stock transfer agent and registrar and maintains the company's shareholder records. Shareholders needing information about account records, stock certificates and change of address should contact:

Continental Stock Transfer & Trust Company
17 Battery Place South, 8th Floor
New York, NY 10004
(888) 509-5580

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in this annual report. All such statements are "forward-looking statements," and are based on financial data and our business plans available as of the date of this annual report, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that actual results could be significantly different from our expectations. Risks and uncertainties that could cause results to differ from expectations are detailed in Energizer's Annual Report on Form 10-K for the year ended September 30, 2011, and in our other filings with the Securities and Exchange Commission.

Design: Falk Harrison, St. Louis, Missouri


Energizer
Holdings, Inc.

533 Maryville University Drive St. Louis, MO 63141 314.985.2000 www.energizerholdings.com